UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2025
Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
(Exact name of Registrant as specified in its charter)
BANK BILBAO VIZCAYA ARGENTARIA, S.A.
(Translation of Registrant’s name into English)

Calle Azul, 4
28050 Madrid
Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ]	No [X]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ]	No [X]

1Q 2025 - Excellent quarterly results

Net Attributable Profit **€2,698Mn**

Net interest income driven by activity **Outstanding fee income** evolution

NII + Fees	Lending activity[1]
+10.9% vs. 1Q24	**+15.1%** vs. Mar 2024

Outstanding **profitability and efficiency metrics**

ROTE	ROE	Efficiency Ratio
20.2%	**19.3%**	**38.2%**

General note: Variations at constant exchange rates.
1. Performing loans under management excluding repos.

Improvement in **risk indicators,** above expected

Cost of Risk	NPL ratio	NPL coverage ratio
1.30%	**2.9%**	**82%**
1Q25	Mar-25	

Strong **capital position** above our target

CET1 ratio

13.09%
Target range
11.5 - 12.0%
9.13%[1]
Minimum capital requirement
Mar-25

1. Considering the last official update of the countercyclical capital buffer, calculated on the basis of exposure as of December 31, 2024.

TRANSFORMATION

New customers[1]

(BBVA Group, Million; % acquisition through digital channels)

TOTAL
MILLION
1.9
2.0
2.6
2.6
2.8
2.9
DIGITAL
24%
66%
1Q20
1Q21
1Q22
1Q23
1Q24
1Q25

1. AGross customer acquisition through channels for retail segment. Excludes the US business sold to PNC

All-time record customer growth driven by digital channels

SUSTAINABILITY

Sustainable business

2029, 2028, 2027, 2026, 2025 — NEW SUSTAINABLE BUSINESS TARGET* **€700Bn**

2024, 2023, 2022, 2021, 2020, 2019, 2018 — SUSTAINABLE BUSINESS **€304Bn**

*New sustainable business mobilization target set for the 2025-2029 period

* **Note:** The Goal 2029 includes the channeling of financial flows, cumulatively, in relation with activities, clients or products considered to be sustainable or promoting sustainability in accordance with internal standards inspired by existing regulations, market standards such as the Green Bond Principles, the Social Bond Principles and the Sustainability Linked Bond Principles of the International Capital Markets Association, as well as the Green Loan Principles, Social Loan Principles and the Sustainability Linked Loan Principles of the Loan Market Association, existing regulations, and best market practices. The foregoing is understood without prejudice to the fact that said channeling, both at an initial stage or at a later time, may not be registered on the balance sheet. To determine the financial flows channeled to sustainable business, internal criteria is used based on both internal and external information, either from public sources, provided by customers or by a third party (mainly data providers and independent experts). Figures exclude BBVA Asset Management and Fundación Microfinanzas BBVA activity.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Main data

BBVA GROUP MAIN DATA (CONSOLIDATED FIGURES)
	31-03-25	∆ %	31-03-24	31-12-24
Balance sheet (millions of euros)
Total assets	772,863	(3.6)	801,690	772,402
Loans and advances to customers (gross)	428,673	7.0	400,457	424,087
Deposits from customers	455,708	4.3	436,763	447,646
Total customer funds	652,696	6.1	615,202	640,250
Total equity	59,264	6.2	55,778	60,014
Income statement (millions of euros)
Net interest income	6,398	(1.7)	6,512	25,267
Gross income	9,324	13.5	8,218	35,481
Operating income	5,762	19.2	4,835	21,288
Net attributable profit (loss)	2,698	22.7	2,200	10,054
The BBVA share and share performance ratios
Number of shares outstanding (million)	5,763	(1.3)	5,838	5,763
Share price (euros)	12.55	13.6	11.04	9.45
Adjusted earning (loss) per share (euros) ⁽¹⁾	0.45	22.9	0.37	1.68
Earning (loss) per share (euros) ⁽¹⁾	0.45	24.3	0.36	1.68
Book value per share (euros) ⁽¹⁾	9.58	5.9	9.04	9.67
Tangible book value per share (euros) ⁽¹⁾	9.14	6.0	8.62	9.24
Market capitalization (millions of euros)	72,300	12.2	64,451	54,463
Significant ratios (%)
ROE (net attributable profit (loss)/average shareholders' funds +/- average accumulated other comprehensive income) ⁽¹⁾	19.3		16.9	18.9
ROTE (net attributable profit (loss)/average shareholders' funds excluding average intangible assets +/- average accumulated other comprehensive income) ⁽¹⁾	20.2		17.7	19.7
ROA (profit (loss) for the period / average total assets - ATA) ⁽¹⁾	1.48		1.19	1.36
RORWA (profit (loss) for the period / average risk-weighted assets - RWA) ⁽¹⁾	2.90		2.50	2.76
Efficiency ratio ⁽¹⁾	38.2		41.2	40.0
Cost of risk ⁽¹⁾	1.30		1.39	1.43
NPL ratio ⁽¹⁾	2.9		3.4	3.0
NPL coverage ratio ⁽¹⁾	82		76	80
Capital adequacy ratios (%) ⁽²⁾
CET1 ratio	13.09		12.82	12.88
Tier 1 ratio	14.53		14.17	14.40
Total capital ratio	17.55		16.66	16.90
Other information
Number of active customers (million) ⁽³⁾	78.1	6.2	73.5	77.1
Number of shareholders ⁽⁴⁾	690,635	(4.9)	726,100	714,069
Number of employees	124,741	2.6	121,563	125,916
Number of branches	5,733	(3.0)	5,912	5,749
Number of ATMs	30,484	0.2	30,432	30,391
⁽¹⁾ For more information, see Alternative Performance Measures at this report.
⁽²⁾ Preliminary data.
⁽³⁾ 2024 data have been revised due to the homogenization of computation criteria in the different countries or changes in the origin of information provisioning, which would include the reorganization of the active client databases.
⁽⁴⁾ See footnote to table of structural distribution of shareholders in the Capital and shareholders chapter of this report.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

3
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

4
Highlights
Results and business activity
The BBVA Group obtained a result of €2,698m in the first quarter of 2025, which represents a year-on-year increase of 22.7%. This growth rises to 46.3% if the impact of currency fluctuations is excluded. The solid results are supported by the strong performance of recurring revenues from the banking business and the net trading income (hereinafter NTI). In addition, there was a significantly lower negative impact on the other operating income and expenses line than in the same period of 2024, mainly due to a lower hyperinflation adjustment.
In constant terms, this is, excluding the effect of currency variations, operating expenses increased by 14.2% at Group level, affected by an environment of still high inflation in the countries where the Group has a presence, the growth of the workforce and the higher level of investments made in recent years. Thanks to the remarkable growth in gross income (+28.2%), which was notably greater than the growth in operating expenses (+14.2%), the efficiency ratio fell to 38.2% as of March 31, 2025, which represents an improvement of 469 basis points compared to the ratio as of March 31, 2024, at constant exchange rates.
The provisions for impairment on financial assets increased (+11.9% in year-on-year terms and at constant exchange rates), due to a higher rate of year-on-year growth in lending, both to companies and retail customers.
Loans and advances to customers increased 1.2% in the quarter, particularly favored by the evolution of loans in the wholesale segment, where loans to companies stood out (+2.0% at Group level), and to a lesser extent, to the public sector (+3.7%).
Customer funds increased by 1.9% compared to the end of the previous year, driven by the growth in customer deposits and by the performance of investment funds and managed portfolios.
Business areas
According to the accumulated results of the business areas by the end of March 2025 and excluding the effect of currencies fluctuation in those areas where it has an impact, in each of them it is worth mentioning:
–Spain generated a net attributable profit of €1,024m, that is 43.8% above the result achieved in the same period of 2024, driven by the recurring revenues from the banking business (net interest income and net fees and commissions).
–BBVA Mexico achieved a cumulative net attributable profit of €1,332m, which represents a growth of 7.8% compared to the same period of the previous year, mainly due to the evolution of the net interest income.
–Turkey generated a net attributable profit of €158m, which compares favorably with the result achieved in the first quarter of the previous year as a result of the good performance of recurring revenues in banking business.
–South America generated a net attributable profit of €218m in the first three months of 2025, which represents a year-on-year variation of +236.2%, derived from a less negative hyperinflation adjustment in Argentina and a better performance of fees and commissions.
–Rest of Business achieved an accumulated net attributable profit of €173m, 41.8% higher than in the same period of the previous year, favored by the evolution of the recurrent revenues and the NTI.
The Corporate Center recorded a net attributable loss of €-208m, which is an improvement compared with the €-339m recorded in the same period of the previous year, mainly due to the favorable evolution of the NTI.
Lastly, and for a broader understanding of the Group's activity and results, supplementary information is provided below for the wholesale business, Corporate & Investment Banking (CIB), carried out by BBVA in the countries where it operates. CIB generated a net attributable profit of €828m1, up 41.5% year-on-year, reflecting the strength of the Group's wholesale businesses, with the aim of offering a value proposition focused on the needs of its customers.
1 The additional pro forma CIB information does not include the application of hyperinflation accounting or the Group's wholesale business in Venezuela.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

5
Solvency
The BBVA Group's CET12 ratio stood at 13.09% as of March 31, 2025, which allows it to maintain a large management buffer over the Group's CET1 requirement as of that date (9.13%3), placing above the Group's target management range of 11.5% - 12.0% of CET1.
Shareholder remuneration
Regarding shareholder remuneration, as approved by the General Shareholders' Meeting on March 21, 2025, under item 1.3 of the agenda, on April 10, 2025, a cash payment of €0.41 gross per outstanding BBVA share was made against 2024 earnings, with the right to receive this amount as a final dividend for 2024. Thus, the total amount of cash distributions for 2024, taking into account that €0.29 gross per share were distributed in October 2024, amounted to €0.70 gross per share.
Additionally, on January 30, 2025 a BBVA share repurchase program for an amount of €993m million was announced, which is pending execution as of the date of this document.
Purchase offer to the Banco Sabadell shareholders
On April 30, 2024, due to a media report, BBVA published an inside information notice (información privilegiada) stating that it had informed the chairman of the Board of Directors of Banco de Sabadell, S.A. (the "Target Company") of the interest of BBVA’s Board of Directors in initiating negotiations to explore a possible merger between the two entities. On the same date, BBVA sent to the chairman of the Target Company the written proposal for the merger of the two entities. The content of the written proposal sent to the Board of Directors of the Target Company was published on May 1, 2024, by BBVA through the publication of an inside information notice (información privilegiada) with the Spanish Securities and Exchange Commission (hereinafter “CNMV”).
On May 6, 2024, the Target Company published an inside information notice (información privilegiada) informing of the rejection of the proposal by its Board of Directors.
Following such rejection, on May 9, 2024, BBVA announced, through the publication of an inside information notice (información privilegiada) (the "Prior Announcement"), the decision to launch a voluntary tender offer (the "Offer") for the acquisition of all of the issued shares of the Target Company, being a total of 5,440,221,447 ordinary shares with a par value of €0.125 each (representing 100% of the Target Company’s share capital). The consideration initially offered by BBVA to the shareholders of the Target Company consisted of one (1) newly issued share of BBVA for each four and eighty-three hundredths (4.83) ordinary shares of the Target Company, subject to certain adjustments in the case of dividend distribution in accordance with what was indicated in the Prior Announcement.
In accordance with the Prior Announcement of the Offer and as a consequence of the interim dividend against the 2024 financial year results in the amount of €0.08 per share paid by the Target Company to its shareholders on October 1, 2024, BBVA proceeded to adjust the Offer consideration. Therefore, after applying the adjustment in the terms set forth in the Prior Announcement, the consideration offered by BBVA to the shareholders of the Target Company under the Offer was adjusted to one (1) newly issued ordinary share of BBVA for each five point zero one nine six (5.0196) ordinary shares of the Target Company.
Additionally, as a result of the interim dividend against the 2024 financial year results in the amount of €0.29 per share paid by BBVA to its shareholders on October 10, 2024, BBVA proceeded to adjust again the Offer consideration. Therefore, also in accordance with the provisions of the Prior Announcement, the Offer consideration was adjusted to one (1) newly issued ordinary share of BBVA and €0.29 in cash for every five point zero one nine six (5.0196) ordinary shares of the Target Company.
In addition, as a consequence of the final dividend against the 2024 financial year results in the gross amount of €0.1244 per share paid by the Target Company to its shareholders on March 28, 2025, BBVA proceeded to adjust again the Offer consideration. Therefore, after applying the adjustment in the terms set forth in the Prior Announcement, the consideration offered by BBVA to the
2 For the periods shown, there were no differences between fully loaded and phased-in ratios given that the impact associated with the transitional adjustments is nil.
3 Considering the last official updates of the countercyclical capital buffer and systemic risk buffer, calculated on the basis of exposure as of December 31, 2024.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

6
shareholders of the Target Company under the Offer was adjusted to one (1) newly issued ordinary share of BBVA and €0.29 in cash for every five point three four five six (5.3456) ordinary shares of the Target Company.
Lastly, as a result of the final dividend against the 2024 financial year results in the gross amount of €0.41 per share paid by BBVA to its shareholders on April 10, 2025, BBVA proceeded to adjust again the Offer consideration. Accordingly, in accordance with the provisions of the Prior Announcement, the Offer consideration was adjusted to one (1) newly issued ordinary share of BBVA and €0.70 in cash for every five point three four five six (5.3456) ordinary shares of the Target Company.
Pursuant to the provisions of Royal Decree 1066/2007, of July 27, on the rules governing tender offers ("Royal Decree 1066/2007"), the Offer is subject to mandatory clearance by the CNMV. Additionally, pursuant to the provisions of Law 10/2014 and Royal Decree 84/2015, the acquisition by BBVA of control of the Target Company resulting from the Offer is subject to the duty of prior notification to the Bank of Spain and the obtention of the non-opposition of the European Central Bank (a condition that was satisfied on September 5, 2024, as described below).
In addition, completion of the Offer is also subject to the satisfaction of the conditions specified in the Prior Announcement, in particular (i) the acceptance of the Offer by a number of shares that allows BBVA to acquire at least more than half of the effective voting rights of the Target Company at the end of the Offer acceptance period, excluding the treasury shares that the Target Company may hold at that time, as this condition was amended by BBVA in accordance with the publication of the inside information notice (información privilegiada) dated January 9, 2025, (ii) approval by BBVA’s General Shareholders’ Meeting of the increase of BBVA’s share capital through the issue of new ordinary shares through non-cash contributions in an amount that is sufficient to cover the consideration in shares offered to the shareholders of the Target Company (which condition was satisfied on July 5, 2024, as described below), (iii) the express or tacit authorization of the economic concentration resulting from the Offer by the Spanish antitrust authorities, and (iv) the express or tacit authorization of the indirect acquisition of control of the Target Company’s banking subsidiary in the United Kingdom, TSB Bank PLC, by the United Kingdom Prudential Regulation Authority (“PRA”) (a condition that was satisfied on September 2, 2024, as described below) .
On July 5, 2024, the BBVA’s Extraordinary General Shareholders' Meeting resolved to authorize, with 96% votes in favor, an increase in the share capital of BBVA of up to a maximum nominal amount of €551,906,524.05 through the issuing and putting into circulation of up to 1,126,339,845 ordinary shares of €0.49 par value each to cover the consideration in shares offered to the shareholders of the Target Company. On March 21, 2025, BBVA’s Ordinary General Shareholders’ Meeting approved the renewal of such resolution for its exercise within a one (1) year period from such date.
On September 3, 2024, BBVA announced, through the publication of an inside information notice (información privilegiada), that, on September 2, 2024, it received the authorization from the PRA for BBVA's indirect acquisition of control of TSB Bank PLC as a result of the Offer.
On September 5, 2024, BBVA announced, through the publication of an inside information notice (información privilegiada), that it received the decision of non-opposition from the European Central Bank to BBVA's taking control of the Target Company as a result of the Offer.
On November 12, 2024, BBVA announced, through the publication of Other Relevant Information notice (otra información relevante),that it received the resolution of the Spanish National Markets and Competition authority (CNMC) in which it decided to initiate the second phase of the analysis of the economic concentration resulting from the Offer.
The Offer is subject to approval by the CNMV and to the approval of the economic concentration resulting from the Offer by the Spanish competition authorities. The detailed terms of the Offer will be set out in the prospectus, which was submitted to the CNMV together with the request for the authorization of the Offer on May 24, 2024, and will be published after obtaining the mandatory clearance of the CNMV.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

7
Sustainability
BBVA has set an ambitious new target of channeling €700 billion in sustainable business for the period 2025-20294. This new target represents more than double the previous target of €300 billion set for the period 2018-20255. The channeling of sustainable business at BBVA includes aspects related to climate change and natural capital (comprising activities linked to water, agriculture and circular economy), as well as the promotion and financing of social initiatives (including social, educational and health infrastructures, etc.; support for entrepreneurs and young companies; and the financial inclusion of the most disadvantaged groups). This channeling includes financial flows linked to activities, customers or products considered sustainable by BBVA. In addition, it is a cumulative concept since it reflects amounts originated since a certain date. Some of these flows are not recorded on the balance sheet (such as the placement of client bonds or guarantees) or have matured.
It is worth noting that the initial target of €300 billion was achieved in December 2024, one year ahead of schedule. The new target, moreover, will be developed in a shorter timeframe (five years compared to eight years in the previous cycle), which strengthens the strategic focus and acceleration of BBVA's sustainable agenda.
Within the framework of this new target, the BBVA Group has channeled an amount of approximately €28.8m in the first quarter of 20256, representing a 55%7 growth. Of this channeling, 78% corresponds to the area of environmental impact and the remaining 22% to the promotion of inclusive growth.
In this first quarter, retail business has been channeled for an amount of around €2.8 billion, with a growth of 85%6. BBVA has developed digital tools aimed at promoting more efficient energy consumption habits among its retail customers. These solutions allow estimating, in an indicative way and based on internal data, the potential savings that could be achieved by adopting energy efficiency measures at home or in transportation. Of particular note was the good performance of channeling related to the acquisition of hybrid or electric vehicles, with nearly €300m.
The corporate business unit has channeled around €10.8 billion in the same period, growing by 58%6. This quarter we have continued to advise corporate clients on sustainable solutions, which allow potential economic savings with a focus on transversal issues, such as energy efficiency, renewal of vehicle fleets or water. It is worth highlighting the financing for natural capital with around €1 billion, where Mexico's contribution is fundamental, as it generates around half of this channeling, especially in the agricultural sector.
CIB has channeled between January and March 2025 around €15.2 billion, representing a growth of 49%6. In the wholesale segment, BBVA has continued to promote the financing of clean technologies and renewable energy projects, as well as confirming linked to sustainability, among other strategic lines. It is worth highlighting the financing of renewable energy projects, which contributed around €600m during the first quarter.
In order to continue promoting transparency in the disclosure of sustainability-related information, and to meet investor demand for clarity, ease of use and consistency of information, the BBVA Group has published two new documents that are now available on the shareholder and investor website:
–Sustainable Business Channeling Guide: Describes the criteria used to identify sustainable products and solutions (eligibility) as well as the criteria for counting them in the channeling Key Performance Indicator (KPI). It has been developed by BBVA and contrasted by a third party with industry best practices.
–ESG Data Pack: Following industry best practices, this report in Excel format is added to the sustainability reporting, the purpose of which is to provide the different stakeholders with access to certain non-financial information regarding 2024, mainly contained in the Non-Financial Information Statement of the BBVA Group.
4 The new Sustainable Business Channeling objective does not include the activity of BBVA Asset Management or the BBVA Microfinance Foundation.
5 The 2029 Objective includes the channeling of financial flows, on a cumulative basis, in relation to activities, clients or products considered sustainable or that promote sustainability in accordance with internal standards inspired by existing regulations, market standards such as the Green Bond Principles, the Social Bond Principles and the Sustainability Linked Bond Principles of the International Capital Markets Association, as well as the Green Loan Principles, Social Loan Principles and Sustainability Linked Loan Principles of the Loan Market Association, existing regulations and best market practices. The foregoing is without prejudice to the fact that such channeling, both initially and at a later point in time, may not be recorded on the balance sheet. For the determination of the amounts of sustainable business channeled, internal criteria are used based on both internal and external information, whether public, provided by customers or by a third party (mainly data providers and independent experts).
6 The products and the eligibility and calculation criteria are described in the Sustainable Business Channeling Guide (link to the report: https://shareholdersandinvestors.bbva.com/sustainability-and-responsible-banking/).
7 Growth compared to the same period of the previous year excluding BBVA Asset Management and BBVA Microfinance Foundation activities.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

8
Macroeconomic environment
Economic growth started 2025 with relatively strong dynamics, largely maintaining the momentum seen in 2024, mainly in the United States and China, and to a lesser extent in the Eurozone. Economic activity at the beginning of the year was supported by buoyant labor markets, generally high government spending, less restrictive monetary conditions and lower inflation, although still above the 2% target, especially in the United States.
However, the policies of the new United States administration have been a negative shock for the world economy, which has raised the uncertainty and the financial volatility, Thus, BBVA Research anticipates a loss of dynamism in the main economies and inflation that could rebound, at least, in the United States. Likewise, possible fiscal stimulus measures could partially mitigate the impact of trade protectionism, particularly in the Eurozone, where plans have been announced to increase spending on defense and infrastructure, in a context of growing geopolitical challenges.
This context could lead the Federal Reserve to postpone until 2026 the interest rate cuts expected for this year (stable at 4.50% in recent months). In contrast, in the Eurozone, slower economic growth could allow the European Central Bank to cut rates further, to the 2.0% or slightly below that level, although this would also depend, among other factors, on the European Union's response to the United States tariffs, which could generate additional inflationary pressures.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

9
Group
Results
The BBVA Group obtained a result of €2,698m in the first quarter of 2025, which represents a year-on-year increase of 22.7%. This growth rises to 46.3% if the impact of currency fluctuations is excluded. The solid results are supported by the strong performance of recurring revenues from the banking business and the NTI. In addition, there was a significantly lower negative impact on the other operating income and expenses line than in the same period of 2024, mainly due to a lower hyperinflation adjustment.

CONSOLIDATED INCOME STATEMENT (MILLIONS OF EUROS)
			∆ % at constant
	1Q25	∆ %	exchange rates	1Q24
Net interest income	6,398	(1.7)	8.5	6,512
Net fees and commissions	2,060	9.2	19.3	1,887
Net trading income	948	22.7	40.1	772
Other operating income and expenses	(82)	(91.4)	(92.0)	(952)
Gross income	9,324	13.5	28.2	8,218
Operating expenses	(3,562)	5.3	14.2	(3,383)
Personnel expenses	(1,901)	6.9	15.8	(1,778)
Other administrative expenses	(1,283)	4.4	14.0	(1,229)
Depreciation	(378)	0.8	7.1	(375)
Operating income	5,762	19.2	38.7	4,835
Impairment on financial assets not measured at fair value through profit or loss	(1,385)	1.8	11.9	(1,361)
Provisions or reversal of provisions	(51)	(11.5)	(5.5)	(57)
Other gains (losses)	22	(45.6)	(43.7)	40
Profit (loss) before tax	4,348	25.8	49.8	3,458
Income tax	(1,466)	27.3	47.7	(1,151)
Profit (loss) for the period	2,882	25.0	50.9	2,307
Non-controlling interests	(184)	72.6	180.7	(107)
Net attributable profit (loss)	2,698	22.7	46.3	2,200
Adjusted earning (loss) per share (euros) ⁽¹⁾	0.45			0.37
Earning (loss) per share (euros) ⁽¹⁾	0.45			0.36
⁽¹⁾ For more information, see Alternative Performance Measures at this report.
Unless expressly indicated otherwise, for a better understanding of the changes under the main headings of the Group's income statement, the rates of change provided below refer to constant exchange rates. When comparing two dates or periods presented in this report, the impact of changes in the exchange rates against the euro of the currencies of the countries in which BBVA operates is sometimes excluded, assuming that exchange rates remain constant. For this purpose, the average exchange rate of the currency of each geographical area of the most recent period is used for both periods, except for those countries whose economies have been considered hyperinflationary, for which the closing exchange rate of the most recent period is used.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

10

CONSOLIDATED INCOME STATEMENT: QUARTERLY EVOLUTION (MILLIONS OF EUROS)
	2025	2024
	1Q	4Q	3Q	2Q	1Q
Net interest income	6,398	6,406	5,868	6,481	6,512
Net fees and commissions	2,060	2,234	1,912	1,955	1,887
Net trading income	948	983	1,044	1,114	772
Other operating income and expenses	(82)	(303)	(107)	(324)	(952)
Gross income	9,324	9,320	8,716	9,227	8,218
Operating expenses	(3,562)	(4,004)	(3,330)	(3,477)	(3,383)
Personnel expenses	(1,901)	(2,216)	(1,810)	(1,855)	(1,778)
Other administrative expenses	(1,283)	(1,380)	(1,154)	(1,238)	(1,229)
Depreciation	(378)	(408)	(366)	(384)	(375)
Operating income	5,762	5,316	5,386	5,751	4,835
Impairment on financial assets not measured at fair value through profit or loss	(1,385)	(1,466)	(1,440)	(1,479)	(1,361)
Provisions or reversal of provisions	(51)	(99)	(61)	19	(57)
Other gains (losses)	22	8	(19)	31	40
Profit (loss) before tax	4,348	3,759	3,867	4,322	3,458
Income tax	(1,466)	(1,171)	(1,135)	(1,374)	(1,151)
Profit (loss) for the period	2,882	2,588	2,732	2,949	2,307
Non-controlling interests	(184)	(155)	(105)	(154)	(107)
Net attributable profit (loss)	2,698	2,433	2,627	2,794	2,200
Adjusted earning (loss) per share (euros) ⁽¹⁾	0.45	0.41	0.44	0.47	0.37
Earning (loss) per share (euros) ⁽¹⁾	0.45	0.40	0.44	0.47	0.36
⁽¹⁾ For more information, see Alternative Performance Measures at this report.
The accumulated net interest income as of March 31, 2025 exceeded that recorded in the same period of the previous year (+8.5%), driven by growth in Turkey, favored by the improvement in customer spreads and, to a lesser extent, by Mexico, driven in this case by higher lending volumes and by the reduction in the cost of funding. Rest of Business and Spain also recorded growth in this line. Moreover, net interest income over average total assets has shown a positive and sustained evolution over the last few quarters, reflecting greater efficiency in the management of the traditional banking business. The growing trend of the indicator is evidence of the bank's capacity to generate solid interest income, even in a challenging economic environment.
Likewise, net fees and commissions experienced a year-on-year growth of 19.3%, thanks to the performance of fees and commissions due to payment fees and, to a lesser extent, asset management fees and commissions. Turkey made an outstanding contribution, well above the other business areas.
As a result, overall recurring banking business revenues, increased by 10.9% compared to the first three months of 2024.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

11
The NTI reported a 40.1% year-on-year growth at the end of the first quarter of 2025, mainly driven by the performance of the Corporate Center due to the hedging of the Group's foreign currency positions, especially the Mexican peso. All business areas showed a positive year-on-year evolution in this line, supported by the Global Markets contribution, except in Turkey, which was impacted by the foreign currency positions held in this area.
The other operating income and expenses line accumulated, as of March 31, 2025, a significantly improved result compared to the same period of the previous year. This is due to a lower negative impact derived from the hyperinflation in Argentina, as well as to the recording in the first quarter of 2024 of the total annual amount of the temporary tax on credit institutions and financial credit establishments for 285 million euros. The results of the insurance business, also recorded in this line, had a positive evolution.
On a year-on-year basis, the increase in operating expenses at the Group level stood at 14.2%, a rate that is below the inflation rates observed in the countries in which the Group has a presence (an average of 16.7% in the last 12 months8).
Thanks to the remarkable growth in gross income (+28.2%, higher than the growth in operating expenses, which stood at 14.2%), the efficiency ratio fell to 38.2% as of March 31, 2025, which represents an improvement of 469 basis points compared to the ratio as of March 31, 2024, at constant exchange rates.
The impairment on financial assets not measured at fair value through profit or loss (impairment on financial assets) stood at the end of March 2025 at 11.9% above than the same period of the previous year, due to a higher rate of year-on-year growth in lending, both to companies and retail customers. Turkey and Mexico required an increase in the level of provisions, which was partially offset by lower needs in South America and Spain.
8 Weighted by operating expenses and excluding Venezuela.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

12
The provisions or reversal of provisions line (hereinafter provisions) registered at the end of March 31, 2025 lower provisions compared to the same period of the previous year, mainly due to the releases in South America, which offset the allocations in the rest of the areas.
On the other hand, the other gains (losses) line ended March 2025 with a balance of €22m, that is, 43.7% lower than in the same period of the previous year, which included the positive impact of the reversal of investment impairment in associated companies, recorded at the Corporate Center.
As a result of the above, the BBVA Group reached a net attributable profit of €2,698m in the first quarter of 2025, showing a significant growth compared to the same period of the previous year (+46.3%). This solid result is supported by the positive evolution of the recurring banking business income, and a less negative impact of hyperinflation, which, together with an improved NTI, have been able to offset both the increase in operating expenses and the rise in provisions for impairment losses on financial assets.
The net attributable profits, in millions of euros and accumulated at the end of March 2025 for the business areas that compose the Group were as follows: 1,024 in Spain, 1,332 in Mexico, 158 in Turkey, 218 in South America and 173 in Rest of Business.
The Group's excellent performance has also allowed it to continue generating value, as is reflected in the growth of the tangible book value per share and dividends, which at the end of March 2025 was 14.1% higher than at the same period of the previous year.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

13

Lastly, the Group’s profitability indicators show BBVA's ability to combine higher growth rates and better profitability ratios in a way that differentiates it from its peers. All the indicators improved in year-on-year terms supported by the favorable performance of the results.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

14
Balance sheet and business activity
The most relevant aspects related to the evolution of the Group's balance sheet and business activity as of March 31, 2025 are summarized below:
–Loans and advances to customers increased 1.2% in the quarter, particularly favored by the evolution of loans in the wholesale segment, where loans to companies (+2.0% at Group level), and to a lesser extent, to the public sector (+3.7%), stood out. Loans to individuals remained stable in the quarter, with a decrease mainly in credit cards (seasonal due to year-end campaigns), offset by the rest of products.
–Customer funds increased by 1.9% compared to the end of the previous year, driven by the growth in customer deposits (+1.8%), mainly due to the favorable evolution of time deposits (+5.2%), and by the evolution of investment funds and managed portfolios (+2.9%), with an outstanding performance of these off-balance sheet products in Spain and Mexico.

CONSOLIDATED BALANCE SHEET (MILLIONS OF EUROS)
	31-03-25	∆ %	31-12-24
Cash, cash balances at central banks and other demand deposits	50,406	(1.4)	51,145
Financial assets held for trading	101,716	(6.6)	108,948
Non-trading financial assets mandatorily at fair value through profit or loss	10,570	0.2	10,546
Financial assets designated at fair value through profit or loss	929	11.1	836
Financial assets at fair value through accumulated other comprehensive income	59,718	1.2	59,002
Financial assets at amortized cost	512,434	2.0	502,400
Loans and advances to central banks and credit institutions	32,197	4.2	30,909
Loans and advances to customers	417,266	1.2	412,477
Debt securities	62,972	6.7	59,014
Investments in joint ventures and associates	981	(0.8)	989
Tangible assets	9,530	(2.3)	9,759
Intangible assets	2,492	0.1	2,490
Other assets	24,086	(8.4)	26,287
Total assets	772,863	0.1	772,402
Financial liabilities held for trading	76,246	(11.9)	86,591
Other financial liabilities designated at fair value through profit or loss	15,309	2.4	14,952
Financial liabilities at amortized cost	594,752	1.8	584,339
Deposits from central banks and credit institutions	47,455	(3.3)	49,074
Deposits from customers	455,708	1.8	447,646
Debt certificates	71,987	3.0	69,867
Other financial liabilities	19,601	10.4	17,753
Liabilities under insurance and reinsurance contracts	11,392	3.7	10,981
Other liabilities	15,901	2.4	15,525
Total liabilities	713,599	0.2	712,388
Non-controlling interests	4,187	(3.9)	4,359
Accumulated other comprehensive income	(17,948)	4.2	(17,220)
Shareholders’ funds	73,025	0.2	72,875
Total equity	59,264	(1.3)	60,014
Total liabilities and equity	772,863	0.1	772,402
Memorandum item:
Guarantees given	66,090	2.9	64,257
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

15

LOANS AND ADVANCES TO CUSTOMERS (MILLIONS OF EUROS)
	31-03-25	∆ %	31-12-24
Public sector	22,918	3.7	22,108
Individuals	177,869	0.1	177,751
Mortgages	95,370	0.8	94,577
Consumer	46,399	1.8	45,562
Credit cards	25,047	(3.9)	26,067
Other loans	11,052	(4.3)	11,544
Business	214,116	2.0	210,017
Non-performing loans	13,771	(3.1)	14,211
Loans and advances to customers (gross)	428,673	1.1	424,087
Allowances ⁽¹⁾	(11,408)	(1.7)	(11,611)
Loans and advances to customers	417,266	1.2	412,477
⁽¹⁾ Allowances include valuation adjustments for credit risk throughout the expected residual life in those financial instruments that have been acquired (mainly originating from the acquisition of Catalunya Banc, S.A.). As of March 31, 2025, December 31, 2024 and March 31, 2024 the remaining amount was €101m, €107m and €134m respectively.

CUSTOMER FUNDS (MILLIONS OF EUROS)
	31-03-25	∆ %	31-12-24
Deposits from customers	455,708	1.8	447,646
Current accounts	330,383	(0.4)	331,780
Time deposits	111,882	5.2	106,362
Other deposits	13,442	41.4	9,503
Other customer funds	196,989	2.3	192,604
Mutual funds and investment companies and customer portfolios ⁽¹⁾	160,843	2.9	156,265
Pension funds	31,335	(0.9)	31,614
Other off-balance sheet funds	4,811	1.8	4,726
Total customer funds	652,696	1.9	640,250
⁽¹⁾ Includes the customer portfolios in Spain, Mexico, Peru (preliminary data) and Colombia (preliminary data).
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

16
Capital and shareholders
Capital base
The BBVA Group's CET1 ratio9 stood at 13.09% as of March 31, 2025, which allows it to maintain a large management buffer over the Group's CET1 requirement as of that date (9.13%10), and is also above the Group's target management range of 11.5% - 12.0% of CET1.
Regarding the evolution during the first quarter, the Group’s CET1 has increased by 21 basis points with respect to the December level (12.88%). The entry into force of the new regulation CRR3 had no significant impact to this ratio.
The strong earnings generation during the quarter (+68 basis points) net of shareholder remuneration and payment of capital instruments (CoCos), generated a positive contribution of +31 basis points to CET1 ratio, which offset the growth of risk-weighted assets (RWA) derived from the organic growth of activity in constant terms, net of risk transfer initiatives in the period (consumption of -30 basis points), in line with the Group's strategy of continuing to promote profitable growth.
Among the remaining impacts that increase the ratio by 20 basis points, the positive compensation effect of Other Comprehensive Income over the net monetary value loss registered in results in hyperinflationary economies stands out, and, to a lesser extent, the valuation of fixed income and equity portfolios.
The AT1 ratio stood at 1.44% showing a reduction of -9 basis points compared to December 31, 2024. In the quarter BBVA, S.A. issued USD 1 billion worth of CoCos, the effect of which was offset by the early redemption of another issuance for the same amount. The impact of the depreciation of the US dollar on CoCos issued in this currency explains part of the reduction of the ratio in the quarter.
The Tier 2 ratio has experienced a significant variation in the quarter (+52 basis points), mainly impacted by the issuance in Spain, of subordinated debt amounting to €1 billion. In addition, in Mexico, a USD 1 billion of subordinated debt was issued.
As a consequence of the foregoing, the consolidated total capital ratio stood at 17.55% as of March 31, 2025, above the total capital requirements (13.29%10).
Following the latest decision of the SREP (Supervisory Review and Evaluation Process), which came into force on January 1, 2025, BBVA Group must maintain at consolidated level a total capital ratio of 13.29% and a CET1 capital ratio of 9.13%10, including a Pillar 2 requirement at consolidated level of 1.68% (a minimum of 1.02% must be satisfied with CET1), of which 0.18% is determined on the basis of the ECB's prudential provisioning expectations, and must be satisfied by CET1.
9 For the periods shown, there were no differences between fully loaded and phased-in ratios given that the impact associated with the transitional adjustments is nil.
10 Considering the last official updates of the countercyclical capital buffer and systemic risk buffer, calculated on the basis of exposure as of December 31, 2024.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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CAPITAL BASE (MILLIONS OF EUROS)
	31-03-25 ⁽¹⁾	31-12-24	31-03-24
Common Equity Tier 1 (CET1)	51,745	50,799	48,740
Tier 1	57,452	56,822	53,868
Tier 2	11,946	9,858	9,450
Total capital (Tier 1 + Tier 2)	69,397	66,680	63,318
Risk-weighted assets	395,352	394,468	380,044
CET1 ratio (%)	13.09	12.88	12.82
Tier 1 ratio (%)	14.53	14.40	14.17
Tier 2 ratio (%)	3.02	2.50	2.49
Total capital ratio (%)	17.55	16.90	16.66
General note: The 2024 data and ratios are presented according to the requirements under CRR2, while those for March 2025 have been calculated applying the regulatory changes of CRR3.
⁽¹⁾ Preliminary data.
As of March 31, 2025, the fully loaded leverage ratio stood at 6.94%, which represents an increase of 13 basis points compared to December 2024.

LEVERAGE RATIO
	31-03-25 ⁽¹⁾	31-12-24	31-03-24
Exposure to Leverage Ratio (million euros)	827,804	834,488	830,725
Leverage ratio (%)	6.94	6.81	6.48
General note: The 2024 data and ratios are presented according to the requirements under CRR2, while those for March 2025 have been calculated applying the regulatory changes of CRR3.
⁽¹⁾ Preliminary data.
With respect to the MREL (Minimum Requirement for own funds and Eligible Liabilities) ratios11 achieved as of March 31, 2025, these were 33.20% and 12.51%, respectively for MREL in RWA and MREL in LR, reaching the subordinated ratios of both 27.70% and 10.43%, respectively. A summarizing table is shown below:

MREL
	31-03-25 ⁽¹⁾	31-12-24	31-03-24
Total own funds and eligible liabilities (million euros)	65,771	63,887	61,061
Total RWA of the resolution group (million euros)	198,078	228,796	219,593
RWA ratio (%)	33.20	27.92	27.81
Total exposure for the Leverage calculation (million euros)	527,899	527,804	530,175
Leverage ratio (%)	12.51	12.10	11.52
General note: The 2024 data and ratios are presented according to the requirements under CRR2, while those for March 2025 have been calculated applying the regulatory changes of CRR3. In addition, they do not include the combined buffer requirement (CBR).

⁽¹⁾ Preliminary data.
11 Calculated at subconsolidated level according to the resolution strategy MPE (“Multiple Point of Entry”) of the BBVA Group, established by the SRB ("Single Resolution Board"). The resolution group is made up of Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries that belong to the same European resolution group. That implies the ratios are calculated under the subconsolidated perimeter of the resolution group. Preliminary MREL ratios as of the date of publication.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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On March 27, 2024 the Group made public that it had received a communication from the Bank of Spain regarding its new MREL requirement 22.79%12. In addition, BBVA must reach, also as from March 27, 2024, a volume of own funds and eligible liabilities in terms of total exposure considered for purposes of calculating the leverage ratio of 8.48% (the “MREL in LR”)13. These requirements do not include the current combined buffer requirement, which, according to current regulations and supervisory criteria, is 3.65%14. Given the structure of the resolution group's own funds and eligible liabilities, as of March 31, 2025, the Group meets the aforementioned requirements.
Likewise, with the aim of reinforcing compliance with these requirements, BBVA made several debt issuances during the first quarter of 2025. For more information on these issuances, see "Structural risks" section within the "Risk management" chapter.
Shareholder remuneration
Regarding shareholder remuneration, as approved by the General Shareholders' Meeting on March 21, 2025, under item 1.3 of the agenda, on April 10, 2025, a cash payment of €0.41 gross per outstanding BBVA share was made against 2024 earnings, with the right to receive this amount as a final dividend for 2024. Thus, the total amount of cash distributions for 2024, taking into account that €0.29 gross per share were distributed in October 2024, amounted to €0.70 gross per share.
Additionally, on January 30, 2025 a BBVA share repurchase program for an amount of €993m million was announced, which is pending execution as of the date of this document.
As of March 31, 2025, BBVA’s share capital amounted to €2,824,009,877.85 divided into 5,763,285,465 shares.

SHAREHOLDER STRUCTURE (31-03-25)
	Shareholders		Shares outstanding
Number of shares	Number	%	Number	%
Up to 500	301,609	43.7	55,002,009	1.0
501 to 5,000	305,358	44.2	541,214,969	9.4
5,001 to 10,000	44,984	6.5	315,297,202	5.5
10,001 to 50,000	34,898	5.1	667,195,479	11.6
50,001 to 100,000	2,461	0.4	167,876,439	2.9
100,001 to 500,000	1,080	0.2	193,457,118	3.4
More than 500,001	245	0.04	3,823,242,249	66.3
Total	690,635	100	5,763,285,465	100
Note: in the case of shares held by investors operating through a custodian entity located outside Spain, only the custodian is counted as a shareholder, as it is the entity registered in the corresponding book-entry register. Therefore, the reported number of shareholders does not include these underlying holders.
Ratings
During the first three months of 2025, several agencies have recognized the favorable evolution of BBVA's fundamentals, especially in relation to the high levels of profitability achieved and the resilient asset quality maintained. In February, Fitch changed the outlook on its rating (A-) to positive from stable, and Moody's changed the outlook on its long-term senior preferred debt to rating watch positive from positive in March, maintaining its rating at A3. Also in February, DBRS communicated the result of its annual review of BBVA affirming its rating at A (high) with a stable outlook and S&P affirmed in March its rating at A with a stable outlook. The following table shows the credit ratings and outlooks assigned by the agencies:

RATINGS
Rating agency	Long term (1)	Short term	Outlook
DBRS	A (high)	R-1 (middle)	Stable
Fitch	A-	F-2	Positive
Moody's	A3	P-2	Rating watch positive
Standard & Poor's	A	A-1	Stable
(1) Ratings assigned to long term senior preferred debt. Additionally, Moody’s, Fitch and DBRS assign A2, A- and A (high) rating, respectively, to BBVA’s long term deposits.
12 The subordination requirement in RWA is 13.50%.
13 The subordination requirement in Leverage ratio is 5.78%.
14 Considering the last official updates of the countercyclical capital buffer and systemic risk buffer, calculated on the basis of exposure as of December 31, 2024.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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Risk management
Credit risk
In a volatile global context, whose evolution will continue to be highly conditioned by the uncertainty represented by the United States administration's policies implemented in recent months, economic activity in the countries where BBVA operates continued to reflect a generally good dynamic in terms of economic growth, as well as in the indicators of the financial system. In Spain, the growth forecast for 2025 has been revised upwards (2.8%), and inflation could remain at moderate levels, with a comfortable level of solvency and liquidity in the system. In Mexico, a GDP forecast of around 1% is maintained for 2025, in a context of contained inflation, with expectations of additional interest rate cuts and with credit in the banking system currently growing at double digits (+14.0% year-on-year). Turkey, on the other hand, has shown significant growth in recent months, with inflation moderating and banking system risk indicators at contained levels, although pending political and social tensions that have generated volatility in the financial markets and some pressure on the local currency. Finally, in South America, the positive dynamics in terms of economic activity will continue, in a context of lower inflation and gradual interest rate cuts.
For the estimation of expected losses, the models include individual and collective estimates, taking into account the macroeconomic forecasts in accordance with IFRS 9. Thus, the estimate at the end of the quarter includes the effect on expected losses of updating macroeconomic forecasts, which take into account the global environment, although they may not fully reflect the most recent evolution of the economic environment, especially in contexts of high uncertainty and volatility or very recent events that are still developing. Additionally, the Group may complement the expected losses either by considering additional risk drivers, or by incorporating sectorial particularities or those that may affect a set of operations or borrowers, following a formal internal process established for the purpose.
BBVA Group's credit risk indicators
The evolution of the Group’s main credit risk indicators is summarized below:
–Credit risk increased by 1.3% in the first quarter of the year (+3.5% at constant exchange rates), with generalized growth in all geographical areas, and highlighting, in percentage terms and at constant exchange rates, the variation of Turkey, Rest of Business and Spain. During the last twelve months, this growth stood at 7.0% (+12.8% at constant exchange rates), with double-digit growth in most geographical areas at constant exchange rates with origin mainly in Turkey, Rest of Business, Spain and Mexico.
–The balance of non-performing loans declined 3.7% in the first quarter of 2025 at Group level. At constant exchange rates the variation stood at -2.1%, mainly as a result of the reduction in the balance of non-performing loans in Spain, Mexico and, to a lesser extent, South America. In general, this decline was supported by a higher volume of write-offs and contained net entries. During the last twelve months, the reduction in non-performing balances in constant terms stood at -4.7% (-9.0% at current exchange rates), with declines in Spain, Rest of Business and South America, which mitigated increases in the rest of geographical areas.
–The NPL ratio stood at 2.9% in March 31, 2025, 15 basis points lower than the previous quarter, with generalized decreases during the quarter in all geographical areas except for Turkey and with an improvement of 51 basis points compared to the end of March 2024. This decline has been possible in a context of lower non-performing loans and strong credit growth.
–The NPL coverage ratio ended the quarter at 82%, which represents an increase of 145 basis points compared to the previous quarter, and of 569 basis points compared to the end of March 2024, with generalized increases in the quarter in all geographical areas, except for Turkey supported by the reduction in non-performing loans.
–The cumulative cost of risk as of March 31, 2025 stood at 1.30%, 12 basis points below the previous quarter and with an improvement of 8 basis points compared to the end of March 2024. All business areas show an improvement on this indicator, except for Turkey, in line with the expectations.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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CREDIT RISK ⁽¹⁾ (MILLIONS OF EUROS)
	31-03-25	31-12-24	30-09-24	30-06-24	31-03-24
Credit risk	494,729	488,302	461,408	469,687	462,457
Stage 1	447,804	439,209	407,658	414,956	405,765
Stage 2 ⁽²⁾	32,629	34,254	38,423	39,298	40,975
Stage 3 (non-performing loans)	14,296	14,839	15,327	15,434	15,716
Provisions	11,677	11,905	11,457	11,560	11,943
Stage 1	2,409	2,434	2,083	2,162	2,198
Stage 2	1,942	1,902	1,824	1,911	2,130
Stage 3 (non-performing loans)	7,326	7,569	7,550	7,486	7,615
NPL ratio (%)	2.9	3.0	3.3	3.3	3.4
NPL coverage ratio (%) ⁽[3]⁾	82	80	75	75	76
⁽¹⁾ Includes gross loans and advances to customers plus guarantees given.
⁽²⁾ During 2024, the criteria for identifying significant increases in credit risk were reviewed and updated. As part of this update, certain short-term portfolio transactions, as well as those meeting the expanded definition of the low credit risk exception, were excluded from transfer based on certain quantitative criteria. These changes resulted to a significant reduction in the Stage 2 balance at the Group level during the last quarter of 2024, with the impact of these measures primarily concentrated in BBVA, S.A.
⁽³⁾ The NPL coverage ratio includes the valuation adjustments for credit risk throughout the expected residual life in those financial instruments that have been acquired (mainly originating from the acquisition of Catalunya Banc, S.A.). If these valuation corrections had not been taken into account, the NPL coverage ratio would have stood at 81% as of March 31, 2025.

NON-PERFORMING LOANS EVOLUTION (MILLIONS OF EUROS)
	1Q25 ⁽¹⁾	4Q24	3Q24	2Q24	1Q24
Beginning balance	14,839	15,327	15,434	15,716	15,305
Entries	2,861	3,107	3,036	2,927	3,184
Recoveries	(1,741)	(2,582)	(1,730)	(1,500)	(1,530)
Net variation	1,119	525	1,307	1,427	1,655
Write-offs	(1,330)	(1,178)	(953)	(1,212)	(1,216)
Exchange rate differences and other	(333)	165	(460)	(498)	(27)
Period-end balance	14,296	14,839	15,327	15,434	15,716
Memorandum item:
Non-performing loans	13,771	14,211	14,590	14,672	14,938
Non performing guarantees given	526	628	737	761	778
⁽¹⁾ Preliminary data.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

21
Structural risks
Liquidity and funding
Liquidity and funding management at BBVA is aimed at driving the sustained growth of the banking business, through access to a wide variety of alternative sources of funding and assuring optimal term and cost conditions. BBVA's business model, risk appetite framework and funding strategy are designed to reach a solid funding structure based on stable customer deposits, mainly retail (granular). As a result of this model, deposits have a high degree of insurance in each geographical area being close to 55% in Spain and Mexico. It is important to note that, given the nature of BBVA's business, lending is mainly financed through stable customer funds.
One of the key elements in the BBVA Group's liquidity and funding management is the maintenance of large high-quality liquidity buffers in all geographical areas. Thus, the Group has maintained during the last 12 months an average volume of high-quality liquid assets (HQLA) of €127.2 billion, of which 98% corresponded to maximum quality assets (level 1 in the liquidity coverage ratio, LCR).
Due to its subsidiary-based management model, BBVA is one of the few major European banks that follows the Multiple Point of Entry (MPE) resolution strategy: the parent company sets the liquidity policies, but the subsidiaries are self-sufficient and responsible for managing their own liquidity and funding (taking deposits or accessing the market with their own rating). This strategy limits the spread of a liquidity crisis among the Group's different areas and ensures the adequate transmission of the cost of liquidity and financing to the price formation process.
The BBVA Group maintains a solid liquidity position in every geographical area in which it operates, with ratios well above the minimum required:
–The LCR requires banks to maintain a volume of high-quality liquid assets sufficient to withstand liquidity stress for 30 days. BBVA Group's consolidated LCR remained comfortably above 100% during the first three months of 2025 and stood at 138% as of March 31, 2025. It should be noted that, given the MPE nature of BBVA, this ratio limits the numerator of the LCR for subsidiaries of BBVA S.A. to 100% of their net outflows, therefore, the resulting ratio is below that of the individual units (the LCR of the main components was 168% in BBVA, S.A., 162% in Mexico and 131% in Turkey). Without considering this restriction, the Group's LCR ratio was 165%.
–The net stable funding ratio (NSFR) requires banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities. The BBVA Group's NSFR ratio stood at 127% as of March 31, 2025.
The breakdown of these ratios in the main geographical areas in which the Group operates is shown below:

LCR AND NSFR RATIOS (PERCENTAGE. 31-03-25)
	BBVA, S.A.	Mexico	Turkey	South America
LCR	168%	162%	131%	All countries >100
NSFR	119%	132%	157%	All countries >100
In addition to the above, the most relevant aspects related to the main geographical areas are the following:
–BBVA, S.A. has maintained a strong position with a large high-quality liquidity buffer, maintaining at all times the regulatory liquidity metrics well above the set minimums. During the first quarter of 2025, commercial activity showed dynamism with growth both in deposits and especially in lending.
–BBVA Mexico shows a solid liquidity situation, even though the credit gap has reduced during the first three months of 2025 as a result of the strong dynamism of lending accompanied by an even greater growth in deposit collection.
–In Turkey, Garanti BBVA shows a strong liquidity generation in the first quarter of 2025. Thus, the lending gap has reduced both in local and foreign currencies due to a strong increase in deposits exceeding the increase in loans. Last month also saw an increase in foreign currency demand (US dollars).
–In South America, the liquidity situation remains adequate throughout the region in the first quarter of 2025. In BBVA Argentina, the credit gap improved in Argentine pesos despite strong loan growth due to the boost in wholesale time deposits. In the US dollar balance sheet, the boost in loan growth combined with the reduction in deposits led to a reduction in excess liquidity in this currency. In BBVA Colombia, the credit gap widened during the quarter, with growth in the loan portfolio above the volume of deposits. In BBVA Peru, the credit gap increased as a result of deposit outflows; however, the liquidity situation remains solid.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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The main wholesale financing transactions carried out by the BBVA Group during the first quarter of 2025 are listed below:

Issuer	Type of issue	Date of issue	Nominal (millions)	Currency	Coupon	Early redemption	Maturity date
BBVA, S.A.	AT1	Jan-25	1,000	USD	7.750%	Jan-32	Perpetual
	Tier 2	Feb-25	1,000	EUR	4.000%	Feb-32	Feb-37
Also, on April 1, 2025, BBVA announced its irrevocable decision to redeem early, and entirely, an issue of simple preferred bonds made in May 2023 for €1 billion on May 10, 2025.
BBVA Mexico issued in February 2025 USD 1 billion of Tier 2 subordinated debt with a coupon of 7.625%, and maturity in February 2035 (with an early redemption date in February 2030). In March, an issue was made in the local market for 15 billion Mexican pesos, in two tranches, the first, BBVAMX 25, was placed for a term of three and a half years with a variable rate of TIIE overnight funding plus 32 basis points, while the second tranche, BBVAMX 25-2, closed at a fixed rate of 9.67% for a term of seven years.
In the first quarter, Garanti BBVA issued a total of USD 736m of short-term Senior MtNs (Medium term notes) in order to roll over maturities and generate liquidity.
In February 2025, BBVA Argentina issued a total of €91m in four senior issues, issued 66 billion Argentine pesos (9 billion at 7 months with fixed rates and 57 billion at 12 months with variable rates) and USD 37m (16.5m at 12 months and 20.5m at 6 months).
In December 2024, BBVA Peru signed a contract with the Inter-American Development Bank (hereinafter IDB) and the Development Finance Corporation (COFIDE, for its acronym in Spanish) for the first tranche of a USD 100m social bond with a 5-year term and a SOFR+1.35% rate, which has already been paid out.
Foreign exchange
Foreign exchange risk management aims to reduce both the sensitivity of the capital ratios to currency movements, as well as the variability of profit attributed to currency movements.
The performance of the Group's main currencies was mixed during the first quarter of 2025. Due to its relevance for the Group, it is important to highlight the performance of the Mexican peso, which depreciated moderately by 2.3% against the euro in the quarter. In the case of the US dollar, it depreciated by 3.9% in the quarter due to the tariff measures, which have generated trade tensions with the country; however, it shows stability with respect to the same period of 2024. On the other hand, the Turkish lira suffered the most notable depreciation (10.5%). Likewise, the Peruvian sol and the Argentine peso depreciated against the euro (1.3% and 7.6%, respectively), while the Chilean and Colombian peso appreciated by 1.2% and 1.0%, respectively, against the euro.

EXCHANGE RATES
	Year-end exchange rates			Average exchange rates
	Currency/Euro	∆ % of the currency against	∆ % of the currency against	Currency/Euro	∆ % of the currency against
	31-03-25	31-03-24	31-12-24	1Q25	1Q24
U.S. dollar	1.0815	—	(3.9)	1.0523	3.2
Mexican peso	22.0627	(18.8)	(2.3)	21.4988	(14.2)
Turkish lira ⁽¹⁾	41.0399	(14.8)	(10.5)	—	—
Peruvian sol	3.9550	1.5	(1.3)	3.8905	4.8
Argentine peso ⁽¹⁾	1,160.86	(20.1)	(7.6)	—	—
Chilean peso	1,023.21	3.7	1.2	1,013.92	1.3
Colombian peso	4,534.26	(8.4)	1.0	4,411.00	(3.6)
⁽¹⁾ According to IAS 21 "The effects of changes in foreign exchange rates", the year-end exchange rate is used for the conversion of the Turkey and Argentina income statement.
In relation to the hedging of the capital ratios, BBVA aims to cover in aggregate, 70% of its subsidiaries' capital excess. The sensitivity of the Group's CET1 fully loaded ratio to 10% depreciations in major currencies is estimated at: +17 basis points for the US dollar, -9 basis points for the Mexican peso and -4 basis points for the Turkish lira15. With regard to the hedging of results, BBVA hedges between 40% and 50% of the aggregate net attributable profit it expects to generate in the next 12 months. For each currency, the final amount hedged depends, among other factors, on its expected future evolution, the costs and the relevance of the incomes related to the Group's results as a whole.
Interest rate
Interest rate risk management seeks to limit the impact that BBVA may suffer, both in terms of net interest income (short-term) and economic value (long-term), from adverse movements in the interest rate curves in the various currencies in which the Group
15 This sensitivity does not include the cost of capital hedges, which are currently estimated at 2 basis points per quarter for Mexican peso and 2 basis points per quarter for Turkish lira.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

23
operates. BBVA carries out this work through an internal procedure, pursuant to the guidelines established by the European Banking Authority (EBA), with the aim of analyzing the potential impact that could derive from a range of scenarios on the Group's different balance sheets.
The model is based on assumptions intended to realistically mimic the behavior of the balance sheet. The assumptions regarding the behavior of accounts with no explicit maturity and prepayment estimates are specially relevant. These assumptions are reviewed and adapted, at least, once a year according to the evolution in observed behaviors.
At the aggregate level, BBVA continues to maintain a limited risk profile in line with the target set in the environment of the change of cycle to lower interest rates, with positive sensitivity to interest rate rises in net interest income.
In the first quarter of 2025, the US and European yield curves diverged. While the sovereign curve fell in the United States due to the deceleration rumors, in Europe a rebound was observed, due to the change of course in Germany's fiscal policy, which was transferred to the peripheral curves of Spain and Italy. In Turkey, yield curves were more volatile as a result of the political situation. Meanwhile, in Mexico, the sovereign curve fell, (due to the United States) and in South America there were generalized growth profitability in Colombia and Argentina, with higher stability in Peru. All in all, the Group's fixed-income portfolios had a heterogeneous performance during the quarter, with an improved valuations in Mexico, relative stability in Spain and deterioration in Turkey and South America.
By geographical areas:
–Spain has a balance sheet characterized by a lending portfolio with a high proportion of variable-rate loans (mortgages and corporate lending) and liabilities composed mainly by customer demand deposits. The ALCO portfolio acts as a management lever and hedge for the balance sheet, mitigating its sensitivity to interest rate fluctuations. The exposure of the net interest income to movements in interest rates remains limited.
The European Central Bank continued to carry out interest rate cuts due to the convergence of the inflation towards the target. Thus, the benchmark interest rate in the euro area stood at 2.65% at the end of March 2025, the rate on the deposit facility at 2.50% and the rate on the marginal lending facility at 2.90%. On April 17, 2025, the ECB carried out an additional 25 basis points cut in official policy rates.
–Mexico continues to show a balance between fixed and variable interest rates balances, which results in a limited sensitivity to interest rates fluctuations. Among the assets that are most sensitive to interest rate changes, the commercial portfolio stood out, while consumer and mortgage portfolios are mostly at a fixed rate. With regard to customer funds, the high proportion of non-interest bearing deposits, which are insensitive to interest rate movements, should be highlighted. The ALCO portfolio is invested primarily in fixed-rate sovereign bonds with limited durations. The monetary policy rate stood at 9.0% at the end of March 2025, 100 basis points below the end of 2024.
–In Turkey, the sensitivity of net interest income to rates remains limited in both local and foreign currencies, thanks to the bank's management, with a low loan-to-deposit repricing gap. At the end of March 2025, the Central Bank of the Republic of Turkey (CBRT) set the monetary policy rate at 42.5% (500 basis points below its level at the end of December 2024). However, in response to the political instability and its impact on the markets, in March it reduced liquidity in the system, raising the cost of funding towards the high end of the rate corridor (46.0%). Subsequent to the end of the quarter, the CBRT raised the monetary policy rate to 46%.
–In South America, the sensitivity of net interest income continues to be limited, since most of the countries in the area have a fixed/variable composition stable between assets and liabilities. In addition, in balance sheets with several currencies, the interest rate risk is managed for each of the currencies, showing a very low level of exposure. Regarding benchmark interest rates, in Peru it stood at 4.75% as of March 2025, 25 basis points below its December 2024 closing level and have maintained unchanged in the central bank's April meeting. In Colombia, the central bank has maintained the benchmark interest rate at 9.50%, unchanged from the 2024 end. In Argentina, the central bank maintained the benchmark interest rate at 29%, which is a decrease of 300 basis points compared to the end of December 2024.

INTEREST RATES (PERCENTAGE)
	31-03-25	31-12-24	30-09-24	30-06-24	31-03-24
Official ECB rate	2.65	3.15	3.65	4.25	4.50
Euribor 3 months (1)	2.44	2.83	3.43	3.73	3.92
Euribor 1 year (1)	2.40	2.44	2.94	3.65	3.72
USA Federal rates	4.50	4.50	5.00	5.50	5.50
TIIE (Mexico)	9.00	10.00	10.50	11.00	11.00
CBRT (Turkey)	42.50	47.50	50.00	50.00	50.00
(1) Calculated as the month average.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

24
Business areas
This section presents the most relevant aspects of the Group's different business areas. Specifically, for each one of them, it shows a summary of the income statements and balance sheets, the business activity figures and the most significant ratios.
The structure of the business areas reported by the BBVA Group on March 31, 2025 is the same as the one presented at the end of 2024.
The composition of BBVA Group's business areas is summarized below:
–Spain mainly includes the banking, insurance and asset management activities that the Group carries out in this country.
–Mexico includes banking, insurance and asset management activities in this country, as well as the activity that BBVA Mexico carries out through its Houston agency.
–Turkey reports the activity of the group Garanti BBVA that is mainly carried out in this country and, to a lesser extent, in Romania and the Netherlands.
–South America includes banking, financial, insurance and asset management activities conducted, mainly, in Argentina, Chile, Colombia, Peru, Uruguay and Venezuela.
–Rest of Business mainly incorporates the wholesale activity carried out in Europe (excluding Spain), the United States, and BBVA’s branches in Asia.
The Corporate Center contains the centralized functions of the Group, including: the costs of the head offices with a corporate function for the consolidated BBVA Group; structural exchange rate positions management; certain portfolios, such as financial and industrial holdings; stakes in Funds & Investment Vehicles in tech companies; certain tax assets and liabilities; funds due to commitments to employees; goodwill and other intangible assets as well as portfolios and assets' funding. Finally, in the description of this aggregate, it is worth mentioning that the Corporate Center's tax expense includes for each interim period the difference between the effective tax rate in the period of each business area and the expected tax rate of the Group for the year as a whole.
In addition to these geographical breakdowns, supplementary pro forma information is provided for the wholesale business, Corporate & Investment Banking (CIB), carried out by BBVA in the countries where it operates. This business is relevant to have a broader understanding of the Group's activity and results due to the important features of the type of customers served, products offered and risks assumed, even if this is a pro forma information that does not capture the application of the hyperinflation accounting nor the wholesale business of the Group in Venezuela.
To prepare the information by business areas, which is presented under management criteria based on the financial information used in the preparation of the financial statements, in general, the lowest level units and/or companies that make up the Group are taken and assigned to the different areas according to the main region or company group in which they carry out their activity. In relation to the information related to the business areas, in the first quarter of 2025 the Group has carried out the reassignment of certain activities, which has affected Spain, Rest of Business and the Corporate Center, as well as CIB's pro forma supplementary information. So, in order to make those year-on-year comparisons homogeneous, the figures for year 2024 have been revised, which has not affected the consolidated financial information of the Group.
Regarding the shareholders' funds allocation in the business areas, a capital allocation system based on the consumed regulatory capital is used.
Finally, it should be noted that, as usual, in the case of the different business areas of Mexico, Turkey, South America and Rest of Business, and, additionally, CIB, in addition to the year-on-year variations applying current exchange rates, the variations at constant exchange rates are also disclosed.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

25

MAIN INCOME STATEMENT LINE ITEMS BY BUSINESS AREA (MILLIONS OF EUROS)
		Business areas
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	∑ Business areas	Corporate Center
1Q25
Net interest income	6,398	1,607	2,767	701	1,231	191	6,497	(99)
Gross income	9,324	2,533	3,705	1,267	1,438	437	9,380	(55)
Operating income	5,762	1,717	2,561	690	803	236	6,007	(245)
Profit (loss) before tax	4,348	1,553	1,852	453	512	220	4,590	(242)
Net attributable profit (loss)	2,698	1,024	1,332	158	218	173	2,906	(208)
1Q24 ⁽¹⁾
Net interest income	6,512	1,587	2,999	277	1,555	157	6,575	(64)
Gross income	8,218	2,143	3,967	897	1,201	339	8,547	(329)
Operating income	4,835	1,325	2,773	453	600	180	5,331	(496)
Profit (loss) before tax	3,458	1,130	2,009	413	201	163	3,916	(459)
Net attributable profit (loss)	2,200	712	1,441	144	119	122	2,539	(339)
⁽¹⁾ Revised balances in Spain, Rest of Business and Corporate Center.

MAIN BALANCE-SHEET ITEMS AND RISK-WEIGHTED ASSETS BY BUSINESS AREA (MILLIONS OF EUROS)
		Business areas
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	∑ Business areas	Corporate Center	Deletions
31-03-25
Loans and advances to customers	417,266	184,624	88,522	47,892	47,515	50,152	418,705	491	(1,931)
Deposits from customers	455,708	228,546	86,731	62,375	50,317	28,032	456,001	1,693	(1,986)
Off-balance sheet funds	196,989	110,547	58,655	18,572	8,559	655	196,988	1	—
Total assets/liabilities and equity	772,863	405,324	162,908	85,975	72,915	64,826	791,947	28,790	(47,875)
RWAs	395,352	121,219	87,158	65,961	54,983	36,814	366,135	29,217	—
31-12-24
Loans and advances to customers	412,477	179,667	88,725	48,299	46,846	50,392	413,930	297	(1,750)
Deposits from customers	447,646	226,391 ⁽¹⁾	84,949	58,095	50,738	27,432	447,605	2,057 ⁽¹⁾	(2,016) ⁽¹⁾
Off-balance sheet funds	192,604 ⁽¹⁾	108,694 ⁽¹⁾	57,253	18,076	7,936	645	192,604	1	—
Total assets/liabilities and equity	772,402	411,620 ⁽¹⁾	168,470	82,782	73,997	66,534	803,404	30,777 ⁽¹⁾	(61,779) ⁽¹⁾
RWAs	394,468	120,661 ⁽¹⁾	92,925	64,821	56,489	44,407 ⁽¹⁾	379,304	15,164 ⁽¹⁾	—
⁽¹⁾ Revised balances.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

27
Spain
Highlights
•Growth in lending and stability of customer funds in the quarter
•Year-on-year improvement of the efficiency ratio
•Good behavior of the risk indicators in the quarter
•Attributable profit above €1 billion

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1Q25	∆ %	1Q24 ⁽¹⁾
Net interest income	1,607	1.2	1,587
Net fees and commissions	590	6.8	552
Net trading income	248	16.7	212
Other operating income and expenses	89	n.s.	(209)
Of which: Insurance activities	103	6.5	97
Gross income	2,533	18.2	2,143
Operating expenses	(816)	(0.1)	(817)
Personnel expenses	(431)	2.9	(419)
Other administrative expenses	(292)	(3.9)	(304)
Depreciation	(93)	(1.0)	(94)
Operating income	1,717	29.5	1,325
Impairment on financial assets not measured at fair value through profit or loss	(139)	(15.7)	(164)
Provisions or reversal of provisions and other results	(26)	(16.8)	(31)
Profit (loss) before tax	1,553	37.4	1,130
Income tax	(528)	26.4	(417)
Profit (loss) for the period	1,025	43.8	713
Non-controlling interests	(1)	11.6	(1)
Net attributable profit (loss)	1,024	43.8	712

Balance sheets	31-03-25	∆ %	31-12-24 ⁽¹⁾
Cash, cash balances at central banks and other demand deposits	13,230	3.9	12,734
Financial assets designated at fair value	105,386	(3.8)	109,569
Of which: Loans and advances	37,178	4.5	35,564
Financial assets at amortized cost	246,576	3.9	237,279
Of which: Loans and advances to customers	184,624	2.8	179,667
Inter-area positions	33,364	(25.0)	44,464
Tangible assets	2,769	(0.4)	2,781
Other assets	4,000	(16.6)	4,793
Total assets/liabilities and equity	405,324	(1.5)	411,620
Financial liabilities held for trading and designated at fair value through profit or loss	68,956	(8.2)	75,143
Deposits from central banks and credit institutions	28,054	—	28,067
Deposits from customers	228,546	1.0	226,391
Debt certificates	47,773	0.7	47,424
Inter-area positions	—	—	—
Other liabilities	16,831	(13.5)	19,448
Regulatory capital allocated	15,165	0.1	15,145

Relevant business indicators	31-03-25	∆ %	31-12-24
Performing loans and advances to customers under management ⁽²⁾	181,850	2.9	176,720
Non-performing loans	7,467	(3.0)	7,700
Customer deposits under management ⁽¹⁾⁽²⁾	217,158	(1.3)	219,923
Off-balance sheet funds ⁽¹⁾⁽³⁾	110,547	1.7	108,694
Risk-weighted assets ⁽¹⁾	121,219	0.5	120,661
Efficiency ratio (%)	32.2		35.4
NPL ratio (%)	3.5		3.7
NPL coverage ratio (%)	61		59
Cost of risk (%)	0.30		0.38
⁽¹⁾ Revised balances. For more information, please refer to the “Business Areas” section.
⁽²⁾ Excluding repos.
⁽³⁾ Includes mutual funds, customer portfolios and pension funds.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

29
Macro and industry trends
Economic activity continued to show dynamism at the beginning of 2025, largely due to services exports, private consumption and the increase in the active population caused by factors such as greater migratory flows. In this context, growth could reach 2.8% this year. Annual inflation, which reached 2.3% in March, will probably remain slightly above 2.0% in 2025. Spain is less exposed than other European countries to an eventual reduction in demand for imported goods from the United States. However, a sharper increase in the United States tariffs could lead to a further deceleration in growth, mainly due to the deterioration of the global economic environment, although its effect could be partly mitigated by fiscal stimulus measures and increased defense spending.
Regarding the banking system, with data at the end of February 2025, the volume of credit to the private sector grew by 1.4% year-on-year, with greater growth in the loan portfolio to households (+1.9%) than in the loan portfolio to non-financial corporations (+1.3%). In 2024, credit growth in the system was recorded for the first time since 2009 (with the exception of 2020 due to COVID support measures), a trend which has been confirmed in the first months of 2025. Customer deposits increased by 7.2% year-on-year in February 2025, due to a 6.1% rise in demand deposits and a 13.8% increase in time deposits. The NPL ratio stood at 3.33% in January 2025, 29 basis points lower than the figure in January of the previous year. It should also be noted that the system maintains comfortable levels of solvency and liquidity.
Activity
The most relevant aspects related to the area's activity during the first quarter of 2025 were:
–Lending activity grew by 2.9%, compared to the end of 2024. Despite the seasonality of the first quarter, all segments showed higher balances as of March 31, 2025 compared to the previous year, although growth in corporate banking and CIB (+8.0%), and financing to medium-sized companies (+3.4%) stood out above other segments.
–Regarding credit quality, the NPL ratio decreased 22 basis points compared to the end of 2024, and stood at 3.5% due to the reduction in the non-performing balance as a result of a higher volume of write-offs and contained net entries in NPLs. For its part, the coverage ratio increased by 119 basis points to 61% at the end of March 2024, due to the decline in the non-performing balance in the retail portfolio.
–Total customer funds remained flat (-0.3% in the first quarter of 2025) with growth in off-balance sheet funds (+1.7%, supported by high net contributions) and a fall in customer deposits (-1.3%, mainly due to lower balances deposited by public institutions).
Results
Spain generated a net attributable profit of €1,024m in the first three months of 2025, which is 43.8% above the result achieved in the same period of 2024, driven by the recurring revenues from the banking business.
The most relevant aspects of the year-on-year changes in the area's income statement at the end of March 2025 were:
–Net interest income grew by 1.2%, favored by the higher contribution from the securities portfolio and the lower cost of liabilities, which together offset the reduction of the credit performance, as a result of the subsequent downward revisions in interest rates made by the ECB.
–Fees and Commissions grew by 6.8% compared to the first quarter of the previous year. Of particular relevance was the contribution of fees from asset management, and to a lesser extent, securities and insurance fees.
–Growth in the NTI contribution (+16.7%), mainly as a result of the improved performance of the Global Markets unit.
–The year-on-year comparison of the aggregate other operating income and expenses is affected by the recording in 2024 of the annual amount of the temporary tax on credit institutions and financial credit institutions for €285m.
–Operating expenses remained flat (-0.1% year-over-year), with growth in personnel expenses offset by a decrease in general expenses. This slight decrease, combined with double-digit gross margin growth (+18.2%), led to a year-over-year improvement of 591 basis points in the efficiency ratio.
–Impairment on financial asset decreased by 15.7%, as a result of lower requirements associated with the retail portfolio, contributing to a cumulative cost of risk at the end of March 2025 of 0.30%, 8 basis points lower than at the end of December.
–Finally, the accrual for the first quarter of 2025 of the new tax on net interest income and commissions, amounting to approximately €85m, is included in income tax.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

30
Mexico
Highlights
•The strong growth in lending activity continues, with larger dynamism of the retail segment
•Positive performance of recurring revenues and other gross income components
•Improvement of risk indicators
•Quarterly attributable profit remains at high levels

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

31

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1Q25	∆ %	∆ % ⁽¹⁾	1Q24
Net interest income	2,767	(7.7)	7.6	2,999
Net fees and commissions	583	(9.2)	5.8	642
Net trading income	220	3.3	20.4	213
Other operating income and expenses	135	19.4	39.2	113
Gross income	3,705	-6.6	8.9	3,967
Operating expenses	(1,144)	(4.2)	11.7	(1,194)
Personnel expenses	(553)	(2.7)	13.4	(568)
Other administrative expenses	(483)	(3.0)	13.1	(498)
Depreciation	(108)	(15.1)	(1.0)	(127)
Operating income	2,561	-7.7	7.7	2,773
Impairment on financial assets not measured at fair value through profit or loss	(696)	(7.5)	7.8	(752)
Provisions or reversal of provisions and other results	(14)	16.5	35.8	(12)
Profit (loss) before tax	1,852	-7.8	7.4	2,009
Income tax	(520)	(8.5)	6.7	(568)
Profit (loss) for the period	1,332	-7.6	7.8	1,441
Non-controlling interests	(0)	(5.4)	10.3	(0)
Net attributable profit (loss)	1,332	(7.6)	7.8	1,441

Balance sheets	31-03-25	∆ %	∆ % ⁽¹⁾	31-12-24
Cash, cash balances at central banks and other demand deposits	13,135	4.5	7.0	12,564
Financial assets designated at fair value	49,525	(9.2)	(7.0)	54,547
Of which: Loans and advances	2,408	15.4	18.1	2,088
Financial assets at amortized cost	93,824	(0.8)	1.5	94,595
Of which: Loans and advances to customers	88,522	(0.2)	2.1	88,725
Tangible assets	1,962	(3.7)	(1.4)	2,038
Other assets	4,461	(5.6)	(3.4)	4,726
Total assets/liabilities and equity	162,908	(3.3)	(1.0)	168,470
Financial liabilities held for trading and designated at fair value through profit or loss	24,943	(19.2)	(17.3)	30,885
Deposits from central banks and credit institutions	8,120	(11.2)	(9.1)	9,149
Deposits from customers	86,731	2.1	4.5	84,949
Debt certificates	10,917	1.9	4.3	10,717
Other liabilities	20,082	(4.6)	(2.3)	21,043
Regulatory capital allocated	12,115	3.3	5.8	11,727

Relevant business indicators	31-03-25	∆ %	∆ % ⁽¹⁾	31-12-24
Performing loans and advances to customers under management ⁽²⁾	88,705	(0.4)	2.0	89,044
Non-performing loans	2,264	(10.0)	(7.9)	2,517
Customer deposits under management ⁽²⁾	85,777	2.2	4.6	83,962
Off-balance sheet funds ⁽³⁾	58,655	2.4	4.9	57,253
Risk-weighted assets	87,158	(6.2)	(4.0)	92,925
Efficiency ratio (%)	30.9			30.3
NPL ratio (%)	2.4			2.7
NPL coverage ratio (%)	129			121
Cost of risk (%)	3.05			3.39
⁽¹⁾ At constant exchange rate.
⁽²⁾ Excluding repos.
⁽³⁾ Includes mutual funds, customer portfolios and other off-balance sheet funds.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

32
Macro and industry trends
BBVA Research forecasts GDP growth around 1.0% in 2025, after reaching 1.2% in 2024. The growth would be supported by private consumption, in a context where contained inflation (3.8% in March and with a slight additional moderation forecasted), would allow for additional cuts in benchmark interest rates, from 9.0% in April to around 7.5% in December. However, the deceleration of the economy during the first months of 2025, and above all, the tariffs imposed by the United States administration, suggest that growth could be below the actual forecasts. In any case, the tariffs applied to the Mexican exports could be lower than the ones imposed to China and other of the country's main competitors in the United States market, which could structurally benefit the Mexican economy.
Regarding the banking system, with data at the end of February 2025, the volume of credit to the non-financial private sector increased by 14.5% year-on-year, with growth in all the main portfolios: consumer credit (+18.6%), credit for home purchases (+6.9%) and credit to companies (+15.8%). Growth in total deposits (demand and time deposits) remained slightly below the growth in lending (+8.8% year-on-year February 2025), with growth in time deposits (+7.0%) and in demand deposits (+9.8%). The system's NPL ratio improved slightly to 2.23% in February 2025 and capital indicators are healthy.
Unless expressly stated otherwise, all the comments below on rates of variation, for both activity and results, will be given at constant exchange rate. These rates, together with variations at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators.
Activity
The most relevant aspects related to the area's activity in the first quarter of 2025 were:
–Lending activity (performing loans under management) grew 2.0% between January and March 2025, with greater dynamism of the retail portfolio, which grew more than the wholesale portfolio (+2.6% versus +1.0%). This progress is largely explained by the boost in SME lending (as a result of specific initiatives to promote this segment) and by the good performance of consumer credit, which also contributed significantly to growth.
–With regard to the asset quality indicators, the NPL ratio stood at 2.4% at the end of March 2025, which represents a decrease of 26 basis points compared to the end of 2024, mainly explained by the reduction in the non-performing balance, as a result of the decrease in entries into NPLs and higher write-offs. On the other hand, the NPL coverage ratio was 129% at the end of March 2025, also above the end of 2024.
–Customer deposits under management were 4.7% above the balances at December 2024, mainly due to the evolution of demand deposits, the lowest cost deposits for BBVA Mexico, which grew 4.6% in the first quarter of the year and, to a lesser extent, to the growth in investment funds (+4.9% in the same period).
Results
BBVA Mexico achieved a cumulative net attributable profit of €1,332m at the end of March 2025, which represents a growth of 7.8% compared to the same period of the previous year, mainly due to the evolution of the net interest income.
The most relevant aspects of the year-on-year changes in the income statement as of the end of March 2025 are summarized below:
–Net interest income grew by 7.6%, as a result of the higher volumes in lending activity and the lower cost of customer funds and the wholesale financing.
–Net fees and commissions grew 5.8%, mainly favored by the revenues from asset management and wholesale activity.
–The contribution from NTI increased (+20.4%) including a better performance of Global Markets unit.
–Other operating income and expenses grew by 39.2%, driven by the favorable evolution of the insurance business.
–Operating expenses grew (+11.7%), due to both higher personnel expenses and the increase in general expenses, especially investments in technology.
–Loan-loss provisions increased (+7.8%), as a result of the dynamism of activity observed in the retail portfolio. The cumulative cost of risk at the end of March 2025 stood at 3.05%, a decrease of 34 basis points compared to that recorded at the end of December 2024.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

33
Turkey
Highlights
•Increase in lending activity and customer funds
•Growth in net interest income supported by improved customer spreads in Turkish lira
•Lower year-on-year impact from hyperinflation
•Year-on-year growth in attributable profit

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

34

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1Q25	∆ %	∆ % ⁽¹⁾	1Q24
Net interest income	701	152.7	193.2	277
Net fees and commissions	549	29.9	51.6	423
Net trading income	124	(60.9)	(54.3)	316
Other operating income and expenses	(107)	(9.8)	(42.9)	(119)
Gross income	1,267	41.2	85.2	897
Operating expenses	(577)	29.8	49.9	(444)
Personnel expenses	(333)	31.1	52.7	(254)
Other administrative expenses	(185)	27.1	47.9	(146)
Depreciation	(59)	31.0	41.4	(45)
Operating income	690	52.4	130.5	453
Impairment on financial assets not measured at fair value through profit or loss	(234)	211.6	263.5	(75)
Provisions or reversal of provisions and other results	(2)	n.s.	n.s.	36
Profit (loss) before tax	453	9.7	70.9	413
Income tax	(265)	8.6	28.7	(244)
Profit (loss) for the period	189	11.1	216.8	170
Non-controlling interests	(31)	18.0	202.0	(26)
Net attributable profit (loss)	158	9.9	219.9	144

Balance sheets	31-03-25	∆ %	∆ % ⁽¹⁾	31-12-24
Cash, cash balances at central banks and other demand deposits	10,536	19.3	33.3	8,828
Financial assets designated at fair value	4,840	7.5	20.0	4,503
Of which: Loans and advances	8	n.s.	n.s.	2
Financial assets at amortized cost	66,113	1.9	13.8	64,893
Of which: Loans and advances to customers	47,892	(0.8)	10.8	48,299
Tangible assets	1,998	(3.2)	4.0	2,064
Other assets	2,488	(0.2)	10.9	2,494
Total assets/liabilities and equity	85,975	3.9	15.9	82,782
Financial liabilities held for trading and designated at fair value through profit or loss	1,854	(4.6)	6.6	1,943
Deposits from central banks and credit institutions	3,775	(11.5)	(1.2)	4,267
Deposits from customers	62,375	7.4	19.9	58,095
Debt certificates	4,790	6.0	18.4	4,517
Other liabilities	4,421	(22.6)	(14.9)	5,714
Regulatory capital allocated	8,759	6.2	18.6	8,245

Relevant business indicators	31-03-25	∆ %	∆ % ⁽¹⁾	31-12-24
Performing loans and advances to customers under management ⁽²⁾	47,726	(1.1)	10.5	48,242
Non-performing loans	2,066	2.5	14.5	2,016
Customer deposits under management ⁽²⁾	62,297	8.4	21.2	57,443
Off-balance sheet funds ⁽³⁾	18,572	2.7	14.8	18,076
Risk-weighted assets	65,961	1.8	13.5	64,821
Efficiency ratio (%)	45.5			50.1
NPL ratio (%)	3.2			3.1
NPL coverage ratio (%)	93			96
Cost of risk (%)	1.89			1.27
⁽¹⁾ At constant exchange rate.
⁽²⁾ Excluding repos.
⁽³⁾ Includes mutual funds and pension funds.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

35
Macro and industry trends
Growth has surprised positively in recent months and inflation has moderated to 38.1% in March. In a context of commitment to orthodox economic policies, BBVA Research has revised up its forecast for GDP growth in 2025 from 2.5% to 3.5% (following 3.2% growth in 2024), and estimates that inflation will continue to moderate to around 31% in December. Monetary conditions, which were tightened to counter financial volatility stemming from the recent sociopolitical turmoil, could ease again from mid-2025, allowing for a reduction in interest rates from 46% in April to levels close to 35% in December. Although the direct impact of US tariffs could be relatively limited, the economy could be affected by a less favorable global environment.
As for the Turkish banking system, it continues to be affected by the impact of inflation. The total volume of credit in the system increased by 36.2% year-on-year at the end of February 2025, at similar levels to the previous months. The stock of credit continued to be driven by consumer credit and credit card portfolios (+40.4% year-on-year) and by credit to companies (+35.4% year-on-year). Total deposits maintained the strength of the last few months and grew 31.9% year-on-year at the end of February 2025. Turkish lira deposits continued to grow strongly in the same month (+45.8%) while US dollar deposits grew more slowly (+11.4%). Dollarization decreased to 34.2% in February of this year from 40.4% a year earlier. The NPL ratio of the system remains well under control and stood at 2.11% in February 2025. With respect to the capital indicators, they remain at comfortable levels as of the same date.
Unless expressly stated otherwise, all comments below on rates of changes for both activity and results, will be presented at constant exchange rates. These rates, together with changes at current exchange rates, can be observed in the attached tables of the financial statements and relevant business indicators. For the conversion of these figures, the end of period exchange rate as of March 31, 2025 is used, reflecting the considerable depreciation by the Turkish lira in the last twelve months. Likewise, the Balance sheet, the Risk-Weighted Asset (RWA) and the equity are affected.
Activity16
The most relevant aspects related to the area’s activity in the first quarter of 2025 were:
–Lending activity (performing loans under management) increased by 10.5%, mainly driven by the growth in Turkish lira loans (+6.4%, below the quarterly inflation rate, which stood at 10.1%) and, to a lesser extent, by the growth of foreign currency loans (+5.5%). Within Turkish lira loans, credit cards and consumer loans continue to drive the growth, which grew at rates of 4.2% and 7.3%, respectively.
–In terms of asset quality, the NPL ratio increased by 7 basis points compared to the figure as of the end of 2024 to 3.2%, mainly as a result of the increase in non-performing balances in the retail portfolio, partially offset by wholesale recoveries and sales of impaired loans. Consequently, the NPL coverage ratio recorded a decrease of 270 basis points in the quarter to 93% as of March 31, 2025.
–Customer deposits increased by 21.2%, with growth in both Turkish lira balances (+18.3%), as well as US dollar deposits (+21.0%), the latter mainly due to deposits from companies. Additionally, off-balance sheet funds grew 14.8% in the quarter.
Results
Turkey generated a net attributable profit of €158m during the first three months of 2025, which compares favorably with the result achieved in the first quarter of the previous year as a result of the good performance of recurring revenues in banking business (net interest income and net fees and commissions).
As mentioned above, the year-on-year comparison of the accumulated income statement at the end of March 2025 at current exchange rate is affected by the depreciation of the Turkish lira in the last year (-14.8%). To isolate this effect, the highlights of the results of the first three months of 2025 at constant exchange rates are summarized below:
–Net interest income increased year-on-year, favored by the improvement of the Turkish lira customer spread and growth in lending activity. In addition, the central bank has increased the remuneration of certain Turkish lira reserves since February 2024.
–Net fees and commissions increased significantly, favored by the performance in payment systems fees, followed by asset management, insurances and guarantees.
–Lower NTI, due to lower revenues from currency positions and derivatives trading, partially offset by higher earnings from the Global Markets unit.
–The other operating income and expenses line had a balance of €-107m, which compares favorably with the previous year. This line incorporates, among others, the loss in the value of the net monetary position due to the country's inflation rate, together with its partial offset by the income derived from inflation-linked bonds (CPI linkers). The net impact of both effects was less negative at the end of the first quarter of 2025, compared with the same quarter of 2024. This line also includes the results of the subsidiaries of Garanti BBVA, whose contribution was increased compared to the first quarter of 2024.
–Operating expenses grew, mainly due to the growth in personnel expenses, linked to the growth in the workforce and a salary review in the context of high inflation. On the other hand, general expenses also increased, mainly due to the higher advertising expenditures and technology.
16 The variation rates of loans in Turkish lira and loans in foreign currency (U.S. dollars) are calculated based on local activity data and refer only refer to Garanti Bank and therefore exclude the subsidiaries of Garanti BBVA, mainly in Romania and Netherlands.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

36
–Regarding the impairment on financial assets, it increased which is explained by the growth of the activity and higher requirements in retail portfolios, partially offset by the wholesale portfolios. Thus, the cumulative cost of risk as of March 31, 2025 stood at 1.89%.
–The provisions and other results line closed March 2025 at €-2m, which contrasts with the releases in the same period of the previous year, associated with significant recoveries from wholesale customers.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

37
South America
Highlights
•Growth in lending activity and customer funds
•Lower year-on-year hyperinflation adjustment in Argentina in the other operating income and expenses line
•Decrease of the loan loss provisions and improvement of risk indicators
•Increase in the net attributable profit in all countries within this business area

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

38

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1Q25	∆ %	∆ % ⁽¹⁾	1Q24
Net interest income	1,231	(20.9)	(12.4)	1,555
Net fees and commissions	227	18.0	23.0	193
Net trading income	188	(4.2)	7.4	196
Other operating income and expenses	(208)	(72.0)	(71.5)	(744)
Gross income	1,438	19.8	39.0	1,201
Operating expenses	(635)	5.8	12.2	(601)
Personnel expenses	(275)	0.5	7.7	(273)
Other administrative expenses	(305)	9.5	16.2	(279)
Depreciation	(55)	14.1	13.7	(49)
Operating income	803	33.7	71.6	600
Impairment on financial assets not measured at fair value through profit or loss	(297)	(16.2)	(14.9)	(354)
Provisions or reversal of provisions and other results	6	n.s.	n.s.	(45)
Profit (loss) before tax	512	154.7	n.s.	201
Income tax	(148)	n.s.	n.s.	(6)
Profit (loss) for the period	365	87.3	217.7	195
Non-controlling interests	(146)	94.2	193.5	(75)
Net attributable profit (loss)	218	82.9	236.2	119

Balance sheets	31-03-25	∆ %	∆ % ⁽¹⁾	31-12-24
Cash, cash balances at central banks and other demand deposits	7,241	-18.7	-16.7	8,906
Financial assets designated at fair value	11,216	3.0	5.0	10,884
Of which: Loans and advances	220	7.5	6.4	205
Financial assets at amortized cost	50,372	0.8	2.1	49,983
Of which: Loans and advances to customers	47,515	1.4	2.7	46,846
Tangible assets	1,239	-2.9	-2.0	1,277
Other assets	2,847	-3.4	-2.2	2,948
Total assets/liabilities and equity	72,915	(1.5)	—	73,997
Financial liabilities held for trading and designated at fair value through profit or loss	1,551	(24.7)	(25.2)	2,060
Deposits from central banks and credit institutions	4,027	(6.2)	(5.6)	4,292
Deposits from customers	50,317	(0.8)	0.7	50,738
Debt certificates	4,215	12.4	13.0	3,752
Other liabilities	5,515	(9.1)	(6.4)	6,066
Regulatory capital allocated	7,289	2.8	4.4	7,090

Relevant business indicators	31-03-25	∆ %	∆ % ⁽¹⁾	31-12-24
Performing loans and advances to customers under management ⁽²⁾	47,373	1.5	2.8	46,663
Non-performing loans	2,296	(3.8)	(3.4)	2,387
Customer deposits under management ⁽³⁾	50,317	(0.8)	0.7	50,738
Off-balance sheet funds ⁽⁴⁾	8,559	7.8	11.0	7,936
Risk-weighted assets	54,983	(2.7)	(1.3)	56,489
Efficiency ratio (%)	44.2			47.5
NPL ratio (%)	4.3			4.5
NPL coverage ratio (%)	90			88
Cost of risk (%)	2.30			2.87
⁽¹⁾ At constant exchange rate.
⁽²⁾ Excluding repos.
⁽³⁾ Excluding repos and including specific marketable debt securities.
⁽⁴⁾ Includes mutual funds and customer portfolios in Colombia and Peru.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

39

SOUTH AMERICA. DATA PER COUNTRY (MILLIONS OF EUROS)
	Operating income				Net attributable profit (loss)
Country	1Q25	∆ %	∆ % ⁽¹⁾	1Q24	1Q25	∆ %	∆ % ⁽¹⁾	1Q24
Argentina	220	98.2	n.s.	111	50	46.7	n.s.	34
Colombia	152	4.4	8.3	146	33	67.5	73.7	20
Peru	307	8.0	3.0	285	84	98.0	88.8	42
Other countries ⁽²⁾	123	110.0	116.6	59	51	122.3	135.0	23
Total	803	33.7	71.6	600	218	82.9	236.2	119
⁽¹⁾ Figures at constant exchange rates.
⁽²⁾ Chile (Forum), Uruguay and Venezuela. Additionally, it includes eliminations and other charges.

SOUTH AMERICA. RELEVANT BUSINESS INDICATORS PER COUNTRY (MILLIONS OF EUROS)
	Argentina		Colombia		Peru
	31-03-25	31-12-24	31-03-25	31-12-24	31-03-25	31-12-24
Performing loans and advances to customers under management ⁽¹⁾ ⁽²⁾	7,796	6,487	16,085	15,768	18,670	18,915
Non-performing loans ⁽¹⁾	140	95	922	976	1,052	1,117
Customer deposits under management ⁽¹⁾ ⁽³⁾	9,440	8,518	17,367	17,353	19,391	20,069
Off-balance sheet funds ⁽¹⁾ ⁽⁴⁾	3,093	2,624	2,640	2,565	2,823	2,520
Risk-weighted assets	11,098	11,037	18,788	18,868	19,285	20,384
Efficiency ratio (%)	52.2	59.5	45.9	46.9	38.2	36.5
NPL ratio (%)	1.7	1.4	5.3	5.7	4.7	4.9
NPL coverage ratio (%)	132	145	84	82	91	90
Cost of risk (%)	4.30	4.48	2.56	2.83	1.40	2.83
⁽¹⁾ Figures at constant exchange rates.
⁽²⁾ Excluding repos.
⁽³⁾ Excluding repos and including specific marketable debt securities.
⁽⁴⁾ Includes mutual funds and customer portfolios (in Colombia and Peru).
Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators.
Activity and results
The most relevant aspects related to the area's activity during the first quarter of the year 2025 have been:
–Lending activity grew 2.8%, favored by the dynamism of commercial loans (+2.3%) and consumer loans (+3.8%).
–With regard to asset quality, the NPL ratio at regional level stood at 4.3%, which represents a decrease of 23 basis points compared to the previous quarter, favored by the reduction in the non-performing balance, with limited entries to NPLs offset by a good recovery performance, as well as by a higher volume of write-offs, mainly in Peru and Colombia. For its part, the coverage ratio for the area was 90%, which represents an increase of 177 basis points compared to the end of 2024.
–Customer funds under management increased at a rate of 2.1%, as higher time deposits (+5.2%), and the growth of off-balance sheet funds (+11.0%) offset the reduction in demand deposits (-2.1%).
South America generated a net attributable profit of €218m at the end of the first three months of 2025, which represents a year-on-year variation of +236.2%, derived from a less negative hyperinflation adjustment in Argentina and a better performance of fees and commissions, together with a more contained level of loan-loss provisions.
The impact of the adjustment for hyperinflation is the recording in the income statement of the loss on the net monetary position of the Argentine subsidiaries under "Other operating income and expenses" and amounted to €117m in the period from January-March 2025, much lower than the €655m recorded in the period from January-March 2024.
More detailed information on the most representative countries of the business area is provided below.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

40
Argentina
Macro and industry trends
Significant fiscal consolidation, monetary astringency and relative exchange rate stability have contributed to a process of moderating inflation over the course of 2024, which has continued at the beginning of 2025. Also, there are increasing signs of a recovery in economic activity, which after falling 1.7% in 2024, should expand by around 5.5% in 2025, according to BBVA Research. The inflation reduction forecasts have taken hold and the forecast is for inflation to converge to around 35% by the end of 2025. Recently, within the framework of a new agreement with the International Monetary Fund, it was announced that most of the exchange controls would be lifted and the implementation of a floating exchange rate scheme with wide bands, which could contribute to the macroeconomic normalization process. With respect to the external environment, although the direct impact of U.S. tariffs could be relatively limited, the economy could be affected by a less favorable global context.
The banking system continues to grow at a high pace. With data at the end of March 2025, total lending was increased by 232% compared to March 2024, favored by consumer, corporate and, above all, mortgage portfolios, which grew by 245%, 215% and 314% year-on-year, respectively. For its part, deposits continue to decelerate, and at the end of March recorded a year-on-year growth of 88% year-on-year at the end of March. Finally, the NPL ratio improved notably to 1.63% at the end of January 2025 (189 basis points lower than in January 2024).
Activity and results
–Between January and March 2025, performing loans under management grew by 20.2%, driven by the growth in companies and consumption loans. At the end of March 2025, the NPL ratio stood at 1.7%, an increase of 32 basis points compared to the end of December 2024, which originated in the retail portfolios. The coverage ratio stood at 132%, lower than at the end of December 2024, as a result of the increase in the non-performing balance.
–On balance sheet funds grew by 10.8% during 2025, with growth in both demand deposits (+3.8%) and time deposits (+24.1%). For its part, mutual funds (off-balance resources) also had a good performance (+17.9% in the same period).
–The cumulative net attributable profit at the end of March 2025 stood at €50m, above that achieved in the same quarter of the previous year, due to a significantly lower hyperinflationary impact than at the end of March 2024. Net interest income was penalized by the evolution of the monetary policy rate, which was not offset by the higher lending volume. Net fee and commission income grew by 88.5%, driven by income from credit cards. On the other hand, there was a significantly less negative adjustment for hyperinflation (mainly reflected in the other operating income and expenses line) and higher expenses, both in personnel (fixed compensation to staff) and, especially, in general expenses, affected by inflation. Loan-loss provisions increased as a result of the growth in lending activity and higher requirements in the retail portfolio. However, the cost of risk stood at 4.30%, a decrease of 18 basis points in the quarter.
Colombia
Macro and industry trends
The recovery of economic growth has continued in recent months in a context of gradually falling inflation and interest rates. BBVA Research forecasts GDP growth of 2.5% in 2025, above the 1.7% growth recorded in 2024. Inflation, which reached 5.1% in March, is expected to continue to moderate, reaching a level close to 4.5% in December. In this context, interest rates, which have remained unchanged at 9.5% in recent months, are likely to be reduced again, converging to a level of around 8.5% at year-end. US tariffs could affect the economy, both because of their direct impact on the country (which is estimated to be relatively moderate), and because of a possible additional deterioration in the global environment.
Total credit growth in the banking system stood at 3.9% year-on-year in February 2025. As in previous months, the system's lending continued to be driven by credit to companies and housing loans, with growth of 8.7% and 6.0% respectively. As for consumer credit, the slowdown of recent quarters continues. With data as of February 2025, this portfolio showed a year-on-year fall of 2.2% On the other hand, total deposits grew by 6.4% year-on-year at the end of February 2025, with a more balanced evolution by portfolios than in previous quarters. Thus, demand and time deposits grew by 5.9% and 6.9% year-on-year respectively. The system's NPL ratio has slightly improved in the last few months placing at 4.69% in February 2025, 43 basis points lower than in the same month of the previous year.
Activity and results
–Lending activity grew at a rate of 2.0% compared to the end of 2024, mainly due to the favorable evolution of corporate loans (+6.7%), which offset the deleveraging of individuals in mortgages and consumption. In terms of credit quality indicators, they improved with respect to the end of 2024: the NPL ratio stood at 5.3%, a decrease of 40 basis points with respect to the previous quarter, as a result of more contained entries into NPLs in the retail portfolio, as well as the recoveries and write-offs carried out in the quarter. Coverage thus rose 203 basis points in the quarter to 84%.
–Customer deposits also remained stable, showing a slight growth of 0.1% compared to year-end 2024, mainly thanks to the growth of time deposits (+6.5%) and, to a lesser extent, to the increase of off-balance sheet funds (+2.9%).
–The cumulative net attributable profit at the end of March 2025 stood at 33 million euros, 73.7% higher than at the end of the same period of the previous year, favored by higher efficiency in expenses, and a lower level of provisions for impairment of financial assets associated with the lower requirements of the retail portfolio as a result of lower entries into NPLs. Finally, the cost of risk fell 27 basis points in the quarter to 2.56%.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

41
Peru
Macro and industry trends
BBVA Research estimates that GDP will grow by 3.1% in 2025. Controlled inflation (1.3% in March and expected to be close to 2.0% thereafter) and low interest rates (4.75% in April, a level already very close to the terminal interest rate), as well as relatively high copper prices and an improved outlook for investment support growth expectations. The United States tariffs could affect the economy, mainly due to a possible further deterioration in the global environment.
Total lending in the Peruvian banking system broke the trend of recent quarters and increased by 2.2% year-on-year in February 2025. The performance by portfolios continues to be uneven, with a fall in consumer loan portfolio (-0.9%) and growth in the corporate loan portfolios (+2.4%), and mortgage loan portfolio (+5.3% year-on-year). The system's total deposits increased 9.5% year-on-year in February of this year, due to the strength of demand deposits (+12.6% year-on-year), which offset the lower growth of time deposits (+4.0% year-on-year). Finally, the system's NPL ratio continue to decrease, reaching a rate of 3.67% in February 2025, 76 basis points better than in February 2024.
Activity and results
–Lending activity decreased 1.3% compared to the end of December 2024, mainly due to the renewals of corporate loans at the end of the last year, which caused the credit investment balance to fall by 5.0% in the quarter in this segment, although this was partially offset by the growth in mortgage and consumer loans. In terms of credit quality indicators, the NPL ratio fell compared to the end of December 2024 (-24 basis points) placing at 4.7%, as a result of more moderate inflows and the evolution of the pass to failures. For its part, the NPL coverage ratio stood at 91%, which represents an increase of 133 basis points compared to the end of December.
–Customers funds under management decreased by (-1.7%) during the first three months of 2025, with lower balances in demand and time deposits (-3.4%) which were partially offset by growth in off-balance sheet funds (+12.0%).
–BBVA Peru's cumulative attributable profit stood at €84m at the end of March 2025, which represents an increase of 88.8% compared to the first quarter of 2024 due to lower provisions for impairment of financial assets, which were significantly lower than in the first quarter of 2024 (-57.8%) due, among other factors, to a lower retail products requirement as a result of the improved credit quality of the portfolio. Thus, the cost of risk stood at 1.40%, 143 basis points lower than at the end of December. In addition, net interest income showed stability and the favorable evolution of NTI and the release of provisions favored the evolution of net attributable profit.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

42
Rest of Business
Highlights
•Increase in lending and growth in customers funds
•Positive behavior of recurring revenues
•Good behavior of risk indicators in the quarter
•Improvement of the efficiency ratio
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1Q25	∆ %	∆ % ⁽¹⁾	1Q24 ⁽²⁾
Net interest income	191	21.8	21.7	157
Net fees and commissions	137	56.0	55.3	88
Net trading income	107	14.1	13.7	94
Other operating income and expenses	1	76.8	122.7	1
Gross income	437	28.6	28.3	339
Operating expenses	(200)	25.3	24.8	(160)
Personnel expenses	(105)	26.9	26.3	(82)
Other administrative expenses	(87)	24.3	24.0	(70)
Depreciation	(9)	16.0	15.6	(7)
Operating income	236	31.6	31.5	180
Impairment on financial assets not measured at fair value through profit or loss	(19)	17.9	17.9	(16)
Provisions or reversal of provisions and other results	3	n.s.	n.s.	(1)
Profit (loss) before tax	220	35.6	35.4	163
Income tax	(47)	16.8	16.0	(40)
Profit (loss) for the period	173	41.8	41.8	122
Non-controlling interests	—	—	—	—
Net attributable profit (loss)	173	41.8	41.8	122

Balance sheets	31-03-25	∆ %	∆ % ⁽¹⁾	31-12-24
Cash, cash balances at central banks and other demand deposits	6,499	(22.1)	(19.1)	8,348
Financial assets designated at fair value	1,818	11.7	14.0	1,627
Of which: Loans and advances	1,047	14.5	17.6	914
Financial assets at amortized cost	55,948	(0.1)	1.3	56,013
Of which: Loans and advances to customers	50,152	(0.5)	1.0	50,392
Inter-area positions	—	—	—	—
Tangible assets	191	(6.9)	(4.4)	206
Other assets	369	8.2	10.0	341
Total assets/liabilities and equity	64,826	(2.6)	(0.9)	66,534
Financial liabilities held for trading and designated at fair value through profit or loss	550	(14.3)	(10.9)	642
Deposits from central banks and credit institutions	2,754	37.6	40.2	2,002
Deposits from customers	28,032	2.2	3.5	27,432
Debt certificates	1,579	(8.2)	(6.8)	1,721
Inter-area positions ⁽³⁾	26,100	(7.1)	(5.1)	28,091
Other liabilities ⁽³⁾	1,266	(21.5)	(19.5)	1,613
Regulatory capital allocated	4,543	(9.7)	(8.3)	5,033

Relevant business indicators	31-03-25	∆ %	∆ % ⁽¹⁾	31-12-24
Performing loans and advances to customers under management ⁽⁴⁾	50,169	(0.4)	1.0	50,393
Non-performing loans	200	(6.4)	(6.4)	213
Customer deposits under management ⁽⁴⁾	28,032	2.2	3.5	27,432
Off-balance sheet funds ⁽⁵⁾	655	1.6	1.6	645
Risk-weighted assets	36,814	(17.1)	(15.7)	44,407
Efficiency ratio (%)	45.9			50.4
NPL ratio (%)	0.3			0.3
NPL coverage ratio (%)	109			102
Cost of risk (%)	0.16			0.17
⁽¹⁾ At constant exchange rate.
⁽²⁾ Revised balances. For more information, please refer to the “Business Areas” section.
⁽³⁾ Revised balances in 2024.
⁽⁴⁾ Excluding repos.
⁽⁵⁾ Includes pension funds.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

44
Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators. Comments that refer to Europe exclude Spain.
Activity
The most relevant aspects of the evolution of BBVA Group's Rest of Business activity during the first quarter of 2025 were:
–Lending activity (performing loans under management) grew at a rate of 1.0%, mainly due to the evolution of corporate loans (+0.8%). Geographically, the New York branch stood out, followed by Europe.
–On the other hand, compared to the end of December, the NPL ratio has continued at 0.3%, while the coverage ratio increased to 109% due to the decrease in the non-performing balance.
–Customer funds under management increased by 3.5% mainly originated in demand deposits at branches in Europe.
Results
Rest of Business achieved an accumulated net attributable profit of €173m accumulated during the first three months of 2025, 41.8% higher than in the same period of the previous year, favored by the evolution of the recurrent revenues and the NTI, which widely offset the increase in operating expenses.
In the year-on-year evolution of the main lines of the area's income statement at the end of March 2025, the following was particularly noteworthy:
–Net interest income showed an increase of 21.7% as a result of increased activity volumes and appropriate price management. By countries, growth in the New York branch stood out.
–Net fees and commissions increased by 55.3%, mainly due to singular financing transactions in Investment Banking & Finance (hereinafter IB&F) in Europe and transactional banking fees.
–The NTI grew by 13.7% supported by the strong performance of Global Markets in New York, especially in the equity and credit brokerage business.
–Increase in operating expenses of 24.8%, with growth mainly in the United States and in Europe due to new hires and investment in strategic projects.
–The impairment on financial assets line at the end of March 2025 recorded a balance of €-19m, mainly due to the growth of provisions in New York, partially offset by the decline in Europe.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

45
Corporate Center

FINANCIAL STATEMENTS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1Q25	∆ %	1Q24 ⁽¹⁾
Net interest income	(99)	55.0	(64)
Net fees and commissions	(26)	133.0	(11)
Net trading income	61	n.s.	(259)
Other operating income and expenses	8	55.5	5
Gross income	(55)	(83.1)	(329)
Operating expenses	(190)	13.3	(167)
Personnel expenses	(204)	12.7	(181)
Other administrative expenses	69	2.8	67
Depreciation	(54)	2.1	(53)
Operating income	(245)	(50.6)	(496)
Impairment on financial assets not measured at fair value through profit or loss	(1)	n.s.	1
Provisions or reversal of provisions and other results	4	(90.1)	36
Profit (loss) before tax	(242)	(47.2)	(459)
Income tax	41	(67.1)	125
Profit (loss) for the period	(201)	(39.7)	(334)
Non-controlling interests	(6)	39.2	(5)
Net attributable profit (loss)	(208)	(38.7)	(339)

Balance sheets	31-03-25	∆ %	31-12-24 ⁽¹⁾
Cash, cash balances at central banks and other demand deposits	445	(25.1)	594
Financial assets designated at fair value	6,958	(13.1)	8,007
Of which: Loans and advances	—	—	—
Financial assets at amortized cost	4,542	10.9	4,095
Of which: Loans and advances to customers	491	65.4	297
Inter-area positions	—	—	—
Tangible assets	1,880	(1.7)	1,912
Other assets	14,966	(7.4)	16,168
Total assets/liabilities and equity	28,790	(6.5)	30,777
Financial liabilities held for trading and designated at fair value through profit or loss	79	(2.6)	82
Deposits from central banks and credit institutions	3,965	(16.0)	4,721
Deposits from customers	1,693	(17.7)	2,057
Debt certificates	2,714	56.4	1,735
Inter-area positions	2,850	(51.4)	5,871
Other liabilities	6,097	72.3	3,539
Regulatory capital allocated	(47,872)	1.3	(47,242)
Total equity	59,264	(1.3)	60,014
⁽¹⁾ Revised balances. For more information, please refer to the “Business Areas” section.
Results
The Corporate Center recorded in the first quarter of 2025 a net attributable loss of €-208m, which is an improvement compared with the €-339m recorded in the same period of the previous year, mainly due to the favorable evolution of the NTI which, in the first quarter of 2024 recorded a negative contribution, due to the foreign exchange hedges.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

46
Additional pro forma information: Corporate & Investment Banking
Highlights
•Lending upward trend continues, with sustained quarter-on-quarter growth
•Favorable evolution of recurrent revenues and NTI in the quarter
•Solid gross income in all business divisions
•Outstanding attributable profit in the quarter

The pro forma information of CIB does not include the application of hyperinflation accounting nor the wholesale business of the Group in Venezuela.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

47

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1Q25	∆ %	∆ % ⁽¹⁾	1Q24 ⁽²⁾
Net interest income	707	27.5	40.3	555
Net fees and commissions	347	13.0	20.7	307
Net trading income	669	28.2	37.3	522
Other operating income and expenses	(12)	(46.0)	(41.0)	(23)
Gross income	1,711	25.7	36.0	1,361
Operating expenses	(434)	14.3	20.3	(379)
Personnel expenses	(196)	15.7	19.8	(169)
Other administrative expenses	(209)	14.6	22.9	(182)
Depreciation	(29)	3.6	6.7	(28)
Operating income	1,278	30.1	42.3	982
Impairment on financial assets not measured at fair value through profit or loss	(24)	n.s.	n.s.	35
Provisions or reversal of provisions and other results	10	n.s.	n.s.	(1)
Profit (loss) before tax	1,264	24.5	36.7	1,015
Income tax	(352)	16.2	28.2	(303)
Profit (loss) for the period	912	28.0	40.3	712
Non-controlling interests	(84)	19.1	29.7	(70)
Net attributable profit (loss)	828	29.0	41.5	642
General note: For the translation of the income statement in those countries where hyperinflation accounting is applied, the punctual exchange rate as of March 31, 2025 is used.

Balance sheets	31-03-25	∆ %	∆ % ⁽¹⁾	31-12-24 ⁽²⁾
Cash, cash balances at central banks and other demand deposits	6,027	(35.4)	(33.3)	9,333
Financial assets designated at fair value	103,381	(7.9)	(7.6)	112,237
Of which: Loans and advances	38,512	4.7	4.8	36,785
Financial assets at amortized cost	116,154	1.3	3.2	114,620
Of which: Loans and advances to customers	95,563	2.8	4.9	92,966
Inter-area positions	—	—	—	—
Tangible assets	(329)	n.s.	n.s.	194
Other assets	14,918	(7.4)	(5.6)	16,111
Total assets/liabilities and equity	240,151	(4.9)	(3.7)	252,495
Financial liabilities held for trading and designated at fair value through profit or loss	71,270	(11.4)	(11.3)	80,460
Deposits from central banks and credit institutions	36,402	5.2	5.7	34,589
Deposits from customers	70,896	3.7	6.4	68,346
Debt certificates	7,518	15.4	15.7	6,516
Inter-area positions	38,714	(10.2)	(8.5)	43,094
Other liabilities	2,768	(59.7)	(59.1)	6,872
Regulatory capital allocated	12,583	(0.3)	1.7	12,617

Relevant business indicators	31-03-25	∆ %	∆ % ⁽¹⁾	31-12-24 ⁽²⁾
Performing loans and advances to customers under management ⁽³⁾	95,262	2.5	4.6	92,914
Non-performing loans	578	(3.5)	5.1	599
Customer deposits under management ⁽³⁾	66,879	4.2	6.9	64,174
Off-balance sheet funds ⁽⁴⁾	4,157	8.1	11.6	3,844
Efficiency ratio (%)	25.3			28.6
⁽¹⁾ At constant exchange rates.
⁽²⁾ Revised balances. For more information, please refer to the “Business Areas” section.
⁽³⁾ Excluding repos.
⁽⁴⁾ Includes mutual funds, customer portfolios and other off-balance sheet funds.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

48
Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. For the conversion of these figures in those countries in which accounting for hyperinflation is applied, the end of period exchange rate as of March 31, 2025 is used. These rates, together with changes at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators. When making comments referring to Europe in this area, Spain is excluded.
Activity
The most relevant aspects related to the area's activity in the first quarter of 2025 were:
–Lending stood at the end of March 2025, 4.6% above the balance at December 31,2024, continuing the upward trend shown in recent quarters. It was observed a particularly strong growth both in transactional business and in Investment Banking & Finance (IB&F). Spain, the United States and Mexico drove this growth, with outstanding operations in project finance and corporate lending.
–Customer funds grew by +7.1% during the first quarter of the year 2025, with good performance in almost all geographical areas.
Results
CIB generated a net attributable profit of €828m in the first three months of 2025, up 41.5% year-on-year, reflecting the strength of the Group's wholesale businesses, with the aim of offering a value proposition focused on the needs of its customers17.
All business divisions posted double-digit revenue growth: Global Markets, supported by the good performance of equities and currencies; Global Transaction Banking (GTB), thanks to the positive evolution of recurring revenues, mainly net interest income; and an excellent quarter in IB&F, with unique operations in fees and commissions and good performance of net interest income.
The most relevant aspects of the year-on-year income statement evolution of this aggregate as of end of March 2025 are summarized below:
–Net interest income grew by 40.3%, thanks to the growth of the portfolio and an adequate price management. By geographical areas, Mexico and Turkey show a stronger growth, as well as Rest of Business.
–Net fees and commissions grew by 20.7%, especially in the primary debt market, treasury management in Mexico and relevant operations in project finance and corporate lending.
–In the NTI line (+37.3%), the Global Markets unit showed a favorable evolution. Equity and currency trading stood out in the quarter. Commercial activity showed growth compared to the same period of the previous year, with special mention to the evolution in the United States, followed by South America.
–Operating expenses increased by 20.3% due to higher personnel expenses associated with strategic plans and new capacities, as well as growth in technology expenses, associated with the execution of strategic projects for the area. However, the efficiency ratio stood at 25.3% at the end of March, which represents an improvement of 332 basis points compared to the first three months of 2024, thanks to the strong growth in gross margin.
–Provisions for impairment on financial assets line recorded a provision of €24m, mainly originated in Europe, which compares with the €35m released in the previous year (28 at constant exchange rates).

17 CIB results do not include the application of hyperinflation accounting.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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Alternative Performance Measures (APMs)
BBVA presents its results in accordance with the International Financial Reporting Standards (EU-IFRS). Additionally, the Group also considers that some Alternative Performance Measures (hereinafter APMs) provide useful additional financial information that should be taken into account when evaluating performance. They are considered complementary information and do not replace the financial information drafted according to the EU-IFRS. These APMs are also used when making financial, operational and planning decisions within the Entity. The Group firmly believes that they give a true and fair view of its financial information. These APMs are generally used in the financial sector as indicators for monitoring the assets, liabilities and economic and financial situation of entities.
BBVA Group's APMs are given below. They are presented in accordance with the European Securities and Markets Authority (ESMA) guidelines, published on October 5, 2015 (ESMA/2015/1415en). The guideline mentioned before is aimed at promoting the usefulness and transparency of APMs included in prospectuses or regulated information in order to protect investors in the European Union. In accordance with the indications given in the aforementioned guideline, BBVA Group's APMs:
–Include clear and readable definitions of the APMs.
–Disclose the reconciliations to the most directly reconcilable line item, subtotal or total presented in the financial statements of the corresponding period, separately identifying and explaining the material reconciling items.
–Are standard measures generally used in the financial industry, so their use provides comparability in the analysis of performance between issuers.
–Do not have greater preponderance than measures directly stemming from financial statements.
–Are accompanied by comparatives for previous periods.
–Are consistent over time.
Constant exchange rates
When comparing two dates or periods in this report, the impact of changes in the exchange rates against the euro of the currencies of the countries in which BBVA operates is sometimes excluded, assuming that exchange rates remain constant. This is done for the amounts in the income statement by using the average exchange rate against the euro in the most recent period for each currency18 of the geographical areas in which the Group operates, and applying it to both periods; for amounts in the balance sheet and activity, the closing exchange rates in the most recent period are used.
During the year 2024 and at the end of the first quarter of 2025, there were no corporate transactions, non-recurring impacts or other types of adjustments for management purposes that determine an net attributable profit or a profit for the period different to that from the financial statements. For this reason, as there are no differences between the Consolidated Financial Statements and the consolidated management results statement, no reconciliation is presented for the periods disclosed in this report. For the same reason, the Group does not present among its Alternative Performance Measures shown below an adjusted profit for the period nor an adjusted net attributable profit, neither does it present the profitability ratios derived from them: i.e. adjusted ROE, adjusted ROTE, adjusted ROA and adjusted RORWA.
ROE
The ROE (return on equity) ratio measures the accounting return obtained on an entity's shareholders' funds plus accumulated other comprehensive income. It is calculated as follows:

Net attributable profit (loss)
Average shareholders' funds + Average accumulated other comprehensive income
Explanation of the formula: the numerator is the net attributable profit (loss) of the Group's consolidated income statement. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized.
Average shareholders' funds are the weighted moving average of the shareholders' funds at the end of each month of the period analyzed, adjusted to take into account the execution of the "Dividend-option" at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results.
Average accumulated other comprehensive income is the moving weighted average of "Accumulated other comprehensive income", which is part of the equity on the Entity's balance sheet and is calculated in the same way as average shareholders’ funds (above).
Relevance of its use: this ratio is very commonly used not only in the banking sector but also in other sectors to measure the return obtained on shareholders' funds.
18 With the exception of those countries whose economies have been considered hyperinflationary, for which the closing exchange rate of the most recent period will be used.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

50

ROE
			Jan.-Mar.2025	Jan.-Dec.2024	Jan.-Mar.2024
Numerator (Millions of euros)	=	Net attributable profit (loss)	10,942	10,054	8,848
Denominator (Millions of euros)	+	Average shareholders' funds	73,767	69,703	68,130
	+	Average accumulated other comprehensive income	(16,998)	(16,412)	(15,695)
	=	ROE	19.3%	18.9%	16.9%
ROTE
The ROTE (return on tangible equity) ratio measures the accounting return on an entity's shareholders' funds, plus accumulated other comprehensive income, and excluding intangible assets. It is calculated as follows:

Net attributable profit (loss)
Average shareholders' funds + Average accumulated other comprehensive income - Average intangible assets
Explanation of the formula: the numerator "Net attributable profit (loss)" and the items in the denominator "Average intangible assets" and "Average accumulated other comprehensive income" are the same items and are calculated in the same way as explained for ROE.
Average intangible assets are the intangible assets on the Group's consolidated balance sheet, including goodwill and other intangible assets. The average balance is calculated in the same way as explained for shareholders funds in ROE.
Relevance of its use: this metric is generally used not only in the banking sector but also in other sectors to measure the return obtained on shareholders' funds, not including intangible assets.

ROTE
			Jan.-Mar.2025	Jan.-Dec.2024	Jan.-Mar.2024
Numerator (Millions of euros)	=	Net attributable profit (loss)	10,942	10,054	8,848
Denominator (Millions of euros)	+	Average shareholders' funds	73,767	69,703	68,130
	+	Average accumulated other comprehensive income	(16,998)	(16,412)	(15,695)
	-	Average intangible assets	2,502	2,380	2,357
	=	ROTE	20.2%	19.7%	17.7%
ROA
The ROA (return on assets) ratio measures the accounting return obtained on an entity's assets. It is calculated as follows:

Profit (loss) for the period
Average total assets
Explanation of the formula: the numerator is the profit (loss) for the period of the Group's consolidated income statement. If the metric is presented on a date before the close of the fiscal year, the numerator must be annualized.
Average total assets are taken from the Group’s consolidated balance sheet. The average balance is calculated as explained for average shareholders' funds in the ROE.
Relevance of its use: this ratio is generally used not only in the banking sector but also in other sectors to measure the return obtained on assets.

ROA
		Jan.-Mar.2025	Jan.-Dec.2024	Jan.-Mar.2024
Numerator (Millions of euros)	Profit (loss) for the period	11,690	10,575	9,277
Denominator (Millions of euros)	Average total assets	791,521	777,997	781,568
=	ROA	1.48%	1.36%	1.19%
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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RORWA
The RORWA (return on risk-weighted assets) ratio measures the accounting return obtained on average risk-weighted assets. It is calculated as follows:

Profit (loss) for the period
Average risk-weighted assets
Explanation of the formula: the numerator "Profit (loss) for the period" is the same and is calculated in the same way as explained for ROA.
Average risk-weighted assets (RWA) are the moving weighted average of the RWA at the end of each month of the period under analysis.
Relevance of its use: this ratio is generally used in the banking sector to measure the return obtained on RWA.

RORWA
		Jan.-Mar.2025	Jan.-Dec.2024	Jan.-Mar.2024
Numerator (Millions of euros)	Profit (loss) for the period	11,690	10,575	9,277
Denominator (Millions of euros)	Average RWA	402,812	382,487	371,411
=	RORWA	2.90%	2.76%	2.50%
Earning (loss) per share
The earning (loss) per share is calculated in accordance to the criteria established in the IAS 33 “Earnings per share”.

Earning (loss) per share
			Jan.-Mar.2025	Jan.-Dec.2024	Jan.-Mar.2024
(Millions of euros)	+	Net attributable profit (loss)	2,698	10,054	2,200
(Millions of euros)	-	Remuneration related to the Additional Tier 1 securities (CoCos)	100	388	87
Numerator (millions of euros)	=	Net attributable profit (loss) ex.CoCos remuneration	2,598	9,666	2,113
Denominator (millions)	+	Average number of shares outstanding	5,763	5,793	5,838
	-	Average treasury shares of the period	11	10	13
	-	Share buyback program (average) ⁽¹⁾	—	13	10
	=	Earning (loss) per share (euros)	0.45	1.68	0.36
⁽¹⁾ The period January-March 2024 includes the average number of shares acquired until March 31, 2024, in execution of the share buyback program initiated on March 1, 2024. In the period January-December 2024 the average number of shares is included taking into account the redemption made corresponding to the program executed in that year.
Additionally, for management purposes, the adjusted earning (loss) per share is presented.

Adjusted earning (loss) per share
			Jan.-Mar.2025	Jan.-Dec.2024	Jan.-Mar.2024
(Millions of euros)	+	Net attributable profit (loss) ex. CoCos remuneration	2,598	9,666	2,113
Denominator (millions)	+	Number of shares outstanding ⁽¹⁾	5,763	5,763	5,763
	-	Average treasury shares of the period	11	10	13
	=	Adjusted earning (loss) per share (euros)	0.45	1.68	0.37
⁽¹⁾ For the period January-March 2024, the number of shares in circulation takes into account the amortization of the share repurchase program executed in this period.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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Efficiency ratio
This measures the percentage of gross income consumed by an entity's operating expenses. It is calculated as follows:

Operating expenses
Gross income
Explanation of the formula: both "Operating expenses" and "Gross income" are taken from the Group’s consolidated income statement. Operating expenses are the sum of the administration costs (personnel expenses plus other administrative expenses) plus depreciation. Gross income is the sum of net interest income, net fees and commissions, net trading income dividend income, share of profit or loss of entities accounted for using the equity method, other operating income and expenses, and income from assets and expenses from liabilities under insurance and reinsurance contracts. For a more detailed calculation of this ratio, the graphs on "Results" section of this report should be consulted, one of them with calculations with figures at current exchange rates and another with the data at constant exchange rates.
Relevance of its use: this ratio is generally used in the banking sector. In addition, it is a relevant metric for one of the six Strategic Priorities of the Group.

Efficiency ratio
			Jan.-Mar.2025	Jan.-Dec.2024	Jan.-Mar.2024
Numerator (Millions of euros)	+	Operating expenses	3,562	14,193	3,383
Denominator (Millions of euros)	+	Gross income	9,324	35,481	8,218
	=	Efficiency ratio	38.2%	40.0%	41.2%
Book value per share
The book value per share determines the value of a company on its books for each share held. It is calculated as follows:

Shareholders' funds + Accumulated other comprehensive income
Number of shares outstanding - Treasury shares
Explanation of the formula: the figures for both "Shareholders' funds" and "Accumulated other comprehensive income" are taken from the balance sheet. Shareholders' funds are adjusted to take into account the execution of the "Dividend-option" at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results. The denominator includes the final number of outstanding shares excluding own shares (treasury shares) and excluding the shares corresponding to share buyback programs. In addition, the denominator is also adjusted to include the capital increase resulting from the execution of the dividend options explained above. Both the numerator and the denominator take into account period-end balances.
Relevance of its use: it shows the company's book value for each share issued. It is a generally used ratio, not only in the banking sector but also in others.

Book value per share
			31-03-25	31-12-24	31-03-24
Numerator (Millions of euros)	+	Shareholders' funds	73,025	72,875	66,947
	+	Accumulated other comprehensive income	(17,948)	(17,220)	(14,944)
Denominator (Millions of shares)	+	Number of shares outstanding	5,763	5,763	5,838
	-	Treasury shares	12	7	12
	-	Share buyback program ⁽¹⁾	—	—	75
	=	Book value per share (euros / share)	9.58	9.67	9.04
⁽¹⁾ The period January-March 2024 includes the total shares acquired in execution of the share buyback program initiated on March 1, 2024.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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Tangible book value per share
The tangible book value per share determines the value of the company on its books for each share held by shareholders in the event of liquidation. It is calculated as follows:

Shareholders' funds + Accumulated other comprehensive income - Intangible assets
Number of shares outstanding - Treasury shares
Explanation of the formula: the figures for "Shareholders' funds", "Accumulated other comprehensive income" and "Intangible assets" are all taken from the balance sheet. Shareholders' funds are adjusted to take into account the execution of the "Dividend-option" at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results. The denominator includes the final number of shares outstanding excluding own shares (treasury shares) and excluding the shares corresponding to share buyback programs which are deducted from the shareholders' funds. In addition, the denominator is also adjusted to include the result of the capital increase resulting from the execution of the dividend options explained above. Both the numerator and the denominator take into account period-end balances.
Relevance of its use: it shows the company's book value for each share issued, after deducting intangible assets. It is a generally used ratio, not only in the banking sector but also in others.

Tangible book value per share
			31-03-25	31-12-24	31-03-24
Numerator (Millions of euros)	+	Shareholders' funds	73,025	72,875	66,947
	+	Accumulated other comprehensive income	(17,948)	(17,220)	(14,944)
	-	Intangible assets	2,492	2,490	2,407
Denominator (Millions of shares)	+	Number of shares outstanding	5,763	5,763	5,838
	-	Treasury shares	12	7	12
	-	Share buyback program ⁽¹⁾	—	—	75
	=	Tangible book value per share (euros / share)	9.14	9.24	8.62
⁽¹⁾ The period January-March 2024 includes the total shares acquired in execution of the share buyback program initiated on March 1, 2024.
Non-performing loan (NPL) ratio
It is the ratio between the risks classified for accounting purposes as non-performing loans and the total credit risk balance. It is calculated as follows:

Non-performing loans
Total credit risk
Explanation of the formula: non-performing loans and the credit risk balance are gross, meaning they are not adjusted by associated accounting provisions.
Non-performing loans are calculated as the sum of “loans and advances at amortized cost” and the “contingent risk” in stage 319 and the following counterparties:
•other financial entities
•public sector
•non-financial institutions
•households.
The credit risk balance is calculated as the sum of "loans and advances at amortized cost" and "contingent risk" in stage 1 + stage 2 + stage 3 of the previous counterparts.
This indicator is shown, as others, at a business area level.
Relevance of its use: this is one of the main indicators used in the banking sector to monitor the current situation and changes in credit risk quality, and specifically, the relationship between risks classified in the accounts as non-performing loans and the total balance of credit risk, with respect to customers and contingent liabilities.

Non-Performing Loans (NPLs) ratio
		31-03-25	31-12-24	31-03-24
Numerator (Millions of euros)	NPLs	14,296	14,839	15,716
Denominator (Millions of euros)	Credit Risk	494,729	488,302	462,457
=	Non-Performing Loans (NPLs) ratio	2.9%	3.0%	3.4%
19 IFRS 9 classifies financial instruments into three stages, which depend on the evolution of their credit risk from the moment of initial recognition. The stage 1 includes operations when they are initially recognized, stage 2 comprises operations for which a significant increase in credit risk has been identified since their initial recognition and, stage 3, impaired operations.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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NPL coverage ratio
This ratio reflects the degree to which the impairment of non-performing loans has been covered in the accounts via allowances. It is calculated as follows:

Provisions
Non-performing loans
Explanation of the formula: it is calculated as "Provisions" from stage 1 + stage 2 + stage 3, divided by non-performing loans, formed by “credit risk” from stage 3.
This indicator is shown, as others, at a business area level.
Relevance of its use: this is one of the main indicators used in the banking sector to monitor the situation and changes in the quality of credit risk, reflecting the degree to which the impairment of non-performing loans has been covered in the accounts via value adjustments.

NPL coverage ratio
		31-03-25	31-12-24	31-03-24
Numerator (Millions of euros)	Provisions	11,677	11,905	11,943
Denominator (Millions of euros)	NPLs	14,296	14,839	15,716
=	NPL coverage ratio	82%	80%	76%
Cost of risk
This ratio indicates the current situation and changes in credit-risk quality through the annual cost in terms of impairment losses (accounting loan-loss provisions) of each unit of loans and advances to customers (gross). It is calculated as follows:

Loan-loss provisions
Average loans and advances to customers (gross)
Explanation of the formula: "Loans to customers (gross)" refers to the "Loans and advances at amortized cost" portfolios with the following counterparts:
•other financial entities
•public sector
•non-financial institutions
•households, excluding central banks and other credit institutions.
Average loans to customers (gross) is calculated by using the average of the period-end balances of each month of the period analyzed plus the previous month. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized. By doing this, "Annualized loan-loss provisions" are calculated by accumulating and annualizing the loan-loss provisions of each month of the period under analysis (based on days passed).
Loan-loss provisions refer to the aforementioned loans and advances at amortized cost portfolios.
This indicator is shown, as others, at a business area level.
Relevance of its use: this is one of the main indicators used in the banking sector to monitor the situation and changes in the quality of credit risk through the cost over the year.

Cost of risk
		Jan.-Mar.2025	Jan.-Dec.2024	Jan.-Mar.2024
Numerator (Millions of euros)	Loan-loss provisions	5,558	5,708	5,421
Denominator (Millions of euros)	Average loans to customers (gross)	426,100	400,008	390,828
=	Cost of risk	1.30%	1.43%	1.39%
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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Legal disclaimer
This document is provided for informative purposes only and is not intended to provide financial advice and, therefore, does not constitute, nor should it be interpreted as, an offer to sell, exchange or acquire, or an invitation for offers to acquire securities issued by any of the aforementioned companies, or to contract any financial product. Any decision to purchase or invest in securities or contract any financial product must be made solely and exclusively on the basis of the information made available to such effects by the relevant company in relation to each such specific matter. The information contained in this document is subject to and should be read in conjunction with all other publicly available information of the issuer.
This document contains forward-looking statements that constitute or may constitute “forward-looking statements” (within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995) with respect to intentions, objectives, expectations or estimates as of the date hereof, including those relating to future targets of both a financial and non-financial nature (such as environmental, social or governance (“ESG”) performance targets).
Forward-looking statements may be identified by the fact that they do not refer to historical or current facts and include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “duty”, “intend”, “likelihood”, “risk”, “VaR”, “purpose”, “commitment”, “goal”, “target” and similar expressions or variations of those expressions. They include, for example, statements regarding future growth rates or the achievement of future targets, including those relating to ESG performance.
The information contained in this document reflects our current expectations, estimates and targets, which are based on various assumptions, judgments and projections, including non-financial considerations such as those related to sustainability, which may differ from and not be comparable to those used by other companies. Forward-looking statements are not guarantees of future results, and actual results may differ materially from those anticipated in the forward-looking statements as a result of certain risks, uncertainties and other factors. These factors include, but are not limited to, (1) market conditions, macroeconomic factors, domestic and international stock market conditions, exchange rates, inflation and interest rates; (2) regulatory, oversight, political, governmental, social and demographic factors; (3) changes in the financial condition, creditworthiness or solvency of our clients, debtors or counterparties, such as changes in default rates, as well as changes in consumer spending, savings and investment behavior, and changes in our credit ratings; (4) competitive pressures and actions we take in response thereto; (5) performance of our IT, operations and control systems and our ability to adapt to technological changes; (6) climate change and the occurrence of natural or man-made disasters, such as an outbreak or escalation of hostilities; (7) our ability to appropriately address any ESG expectations or obligations (related to our business, management, corporate governance, disclosure or otherwise), and the cost thereof; and (8) our ability to successfully complete and integrate acquisitions. In the particular case of certain targets related to our ESG performance, such as, decarbonization targets or alignment of our portfolios, the achievement and progress towards such targets will depend to a large extent on the actions of third parties, such as clients, governments and other stakeholders, and may therefore be materially affected by such actions, or lack thereof, as well as by other exogenous factors that do not depend on BBVA (including, but not limited to, new technological developments, regulatory developments, military conflicts, the evolution of climate and energy crises, etc.). Therefore, these targets may be subject to future revisions.
The factors mentioned in the preceding paragraphs could cause actual future results to differ substantially from those set forth in the forecasts, intentions, objectives, targets or other forward-looking statements included in this document or in other past or future documents. Accordingly, results, including those related to ESG performance targets, among others, may differ materially from the statements contained in the forward-looking statements.
Recipients of this document are cautioned not to place undue reliance on such forward-looking statements.
Past performance or growth rates are not indicative of future performance, results or share price (including earnings per share). Nothing in this document should be construed as a forecast of results or future earnings.
BBVA does not intend, and undertakes no obligation, to update or revise the contents of this or any other document if there are any changes in the information contained therein, or including the forward-looking statements contained in any such document, as a result of events or circumstances after the date of such document or otherwise except as required by applicable law.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:

/s/ María Ángeles Peláez Morón
Name:	María Ángeles Peláez Morón
Title:	Head of Accounting & Regulatory Reporting
Date:	April 29, 2025
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.